SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

ARAUCO AND CONSTITUTION PULP INC

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	03-31-2025	12-31-2024	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,226,342	4,274,618	(48,276)
Non-current assets	14,208,657	13,884,694	323,963
Total assets	18,434,999	18,159,312	1.52%

	03-31-2025	12-31-2024	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	1,466,692	1,362,950	103,742
Non-current liabilities	8,110,995	8,072,647	38,348
Non–controlling interests	6,392	6,460	(68)
Equity attributable to owners of parent company	8,850,920	8,717,255	133,665
Total net equity and liabilities	18,434,999	18,159,312	1.52%

As of March 31, 2025, total assets increased by MU.S.$ 276 compared to December 31, 2024, equivalent to a 1.52% variation increase. This variation was driven mainly by an increase in Other financial assets, due to a higher balance of derivatives to cover the exposure to exchange rate risk in Brazilian real currency (BRL); and an increase in Property, plant and equipment, mainly explained by the progress of the Sucuriú project. These increases were partially offset by a decrease in Cash and cash equivalents, primarily related to the financing and development of the same project.

In turn, total liabilities increased by MU.S.$ 142 mainly driven by an increase in Other financial liabilities.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	03-31-2025	12-31-2024
Current liquidity (current assets / current liabilities)	2.88	3.14
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.65	1.84

Debt indicators	03-31-2025	12-31-2024
Debt to equity ratio (total liabilities / equity)	1.08	1.08
Short-term debt to total debt (current liabilities / total liabilities)	0.15	0.14
Long-term debt to total debt (non-current liabilities / total liabilities)	0.85	0.86

	03-31-2025	03-31-2024
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	0.66	1.85

Activity ratio	03-31-2025	12-31-2024
Inventory turnover-time (cost of sales / inventories[1] + current biological asset s1)	2.47	2.62
Inventory turnover-time (excluding biological assets) (Cost of sales /inventories1)	3.00	3.25
Inventory permanence-days (inventories[1] + biological assets1) /cost of sales)	145.68	137.60
Inventory permanence-days (excluding biological assets) (inventories1 / cost of sales)	119.96	110.94

(1): Annual average.

As of March 31, 2025, the short-term debt to total debt ratio represented 15% of total liabilities (14% as of December 31, 2024).

Our financial expenses coverage ratio decreased from 1.85 to 0.66, mainly due to the losses before taxes generated for the year ended as of March 31, 2025, compared to the profit before taxes generated in the same period of 2024.

2

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

b) Statement of profit or loss

Profit before income tax

We recorded a loss before income tax of approximately MU.S.$ (34) compared to a profit of approximately MU.S.$ 85 in the same period of 2024. The variation of MU.S.$ (119) is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	(82)
Distribution and administrative expenses	(5)
Other income and expenses	(2)
Others	(30)
Net change in profit (loss) before income tax	(119)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	03-31-2025 ThU.S.$	03-31-2024 ThU.S.$
Pulp	801,004	890,058
Wood	730,167	764,662
Other	290	135
Total revenues	1,531,461	1,654,855

Sales costs	03-31-2025 ThU.S.$	03-31-2024 ThU.S.$
Wood	249,529	270,651
Forestry work and other services	153,691	156,259
Depreciation and amortization	154,316	151,070
Other operating costs	547,253	568,476
Total sales costs	1,104,789	1,146,456

Profitability index	03-31-2025	12-31-2024
Profitability on equity (profit/average net equity)	(1.21)	5.69
Profitability on assets (profit/average assets)	(0.58)	2.64
Return on operating assets (operating result/average operating assets)	2.65	3.78

Profitability ratios	03-31-2025	03-31-2024
Earnings (loss) per share (U.S.$)(1)	(0.2178)	0.8325
Net profit (loss) (ThU.S.$)(2)	(26,504)	100,333
Gross profit (loss) (ThU.S.$)	426,672	508,399
Finance costs (ThU.S.$)	(98,333)	(101,108)

(1) : Average earnings per share refer to the profit to net equity to owners of the parent company.

(2) : Includes non-controlling interest.

EBITDA	03-31-2025 ThU.S.$	03-31-2024 ThU.S.$
Net profit (loss)	(26,504)	100,333
Finance costs	98,333	101,108
Finance income	(14,883)	(22,051)
Income tax expense	(7,216)	(14,710)
EBIT	49,730	164,680
Depreciation and amortization	170,317	167,266
EBITDA	220,047	331,946
Cost at fair value of the harvest	83,114	104,520
Gain from changes in fair value of biological assets	(15,770)	(4,911)
Gains (losses) on exchange difference on translation	38,836	12,483
Others (*)	22,116	1,059
Adjusted EBITDA	348,342	445,096

(*) This amount corresponds mainly to forest fires net of insurance compensations and impairments.

3

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Revenues for the first quarter of 2025 decreased by 10% compared to the same period of the previous year. This drop was due to a decline in turnover, along with a decrease in the average sales price. On a cumulative basis for the quarter, 2025 sales were 1.6% lower than in 2024. Although prices improved in January and February compared to the fourth quarter of 2024, they remained slightly below the levels observed in the first quarter of 2024.

January and February showed promising market conditions, with solid price increases and generally positive prospects. Additionally, during this period, shipping activity was weaker, but recovered almost completely by March. However, in March, the overall market environment began to deteriorate against all forecasts, primarily due to the sudden announcement of tariff increases that effectively signaled the onset of a trade war. Although some tariffs were later postponed or reduced, the resulting uncertainty continues to negatively impact the industry.

In China, the first quarter began on an optimistic note and demand went from normal to positive, particularly driven by strong local consumption. However, a persistent oversupply of pulp prevented further increases. Towards the end of the quarter, the onset of the trade war between China and the United States began to impact market conditions. The uncertainty surrounding tariff policies and their rapid implementation affected demand, prompting customers to shift toward local purchases to avoid future commitments involving pulp shipments expected to arrive in two to three months. as a result, March negotiations became more complex in terms of both volume and pricing, though they ultimately concluded successfully.

In Europe, during the first quarter, the market dynamics were similar to China’s, because price increases were announced throughout the quarter and largely materialized. However, by the end of the period, resistance to higher prices intensified, accompanied by an uptick in spot volume availability. This reflected growing market uncertainty, leading paper manufacturers to adopt a more cautious purchasing strategy-limiting buys to essential volumes only. Consequently, paper production began to decline, order volumes dropped, and prices fell across nearly all paper grades.

The textile pulp market has entered its typical low season, a period usually market by demand decreases and downward pressure on prices. This effect was accentuated towards the end of the quarter by the escalating trade war.

4

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Production in the first quarter of 2025 was very similar to the same period in 2024. Additionally, in January 2025, there was a scheduled shutdown of Line 2 (L2) at the Arauco plant, due to its annual maintenance.

Wood Products Business

Sawn timber

For sawn timber, sales in the first quarter of 2025 were lower than during the same period of 2024, mainly affected by the closure of the El Colorado sawmill, which was closed in the second quarter of 2024 due to supply issues. This sawmill accounted for approximately 15% of total production. In the first quarter of 2025, markets exhibited weak demand, showing the effects of low economic activity, high interest rates, slowdown in construction and a highly relevant geopolitical uncertainty.

For Remanufacturing, during the first quarter of 2025, demand remained weak, driven by high inventories in the chain (carryover of logistical problems from 2024), weather factors in the northern hemisphere, and a sluggish construction sector in general.

Plywood

During the first quarter of 2025, sales were lower when compared to the same period of 2024, mainly affected by a decline in the supply of higher value products (appearance grades). Markets in general have remained stable, especially the higher value markets. In the short term, a similar trend is projected.

Panels (MDF, PB, Melamine)

Sales in the first quarter of 2025 were lower than in the same period of 2024, mainly affected by lower sales in Brazil. This market has recently faced an oversupply of products and a devaluation of its local currency. In North America and the rest of the region, there has also been lower demand, especially in the construction and home improvement sectors.

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	03-31-2025 ThU.S.$	03-31-2024 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	270,570	492,399

Cash flows from (used in) financing activities:	(24,252)	(64,574)
Share issue	-	519
Obtaining and paying borrowings and bonds	(8,925)	(48,683)
Payments of lease liabilities	(15,327)	(16,410)

Cash flows from (used in) investment activities:	(398,807)	(379,024)
Purchase and sale of property, plant and equipment	(290,665)	(198,197)
Purchase and sale of biological assets	(108,828)	(116,572)
Purchase and sale of intangible assets	(2,364)	(1,167)
Additions (disposals), investments in subsidiaries, joint ventures and associates	503	(75,870)
Others	2,547	12,782
Positive (negative) net cash flow	(152,489)	48,801

5

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Our cash flow from operating activities decreased to MU.S.$ 270 for the current period, presenting a negative variation of MU.S.$ 222 compared to the previous period (positive balance of MU.S.$ 492 for the same period in 2024), resulting mainly from higher payments to suppliers and lower collections of accounts receivable.

The cash flow from financing activities showed a negative balance of MU.S.$ 24 for the current period, presenting a positive variation of MU.S.$ 40 compared to the previous period (negative balance of MU.S.$ 64 for the same period in 2024). This was mainly due to an increase in payments of borrowings and a decrease in borrowings received.

The cash flow from investing activities for the current period reflected a negative balance of MU.S.$ 399, representing a negative variation of MU.S.$ 20 compared to the same period in 2024 (which reported a negative balance of MU.S.$ 379). This variation was primarily driven by higher capital expenditures related to property, plants and equipment purchases, mainly associated with the Sucuriú project. This increase was partially offset by lower disbursements in 2025, compared to the prior year, due to the one-time acquisition in 2024 of 100% of the shares and social rights of four Uruguayan companies structured as 50% joint operations.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of March 31, 2025, a ratio of fixed rate debt to total consolidated debt of approximately 90.0%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The interim consolidated financial statements as of March 31, 2025 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

6

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		03-31-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	933,147	1,071,560
Other current financial assets	23	77,737	25,960
Other current non-financial assets	25	290,308	261,092
Trade and other current receivables	23	1,039,797	1,054,707
Accounts receivable from related companies	13-23	400	10,159
Current inventories	4	1,488,910	1,456,260
Current biological assets	20	315,795	315,500
Current tax assets	6	75,066	75,613
Total current assets other than assets or disposal groups classified as held for sale		4,221,160	4,270,851
Non-current assets or disposal groups classified as held for sale	22	5,182	3,767
Total current assets		4,226,342	4,274,618
Non-current assets
Other non-current financial assets	23	123,580	16,747
Other non-current non-financial assets	25	116,395	85,036
Non-current receivables	23	85,473	65,735
Investments accounted for using equity method	15-16	412,159	406,611
Intangible assets other than goodwill	19	55,485	55,980
Goodwill	17	52,113	51,325
Property, plant and equipment	7	9,745,876	9,610,071
Right of use assets	8	767,355	771,886
Non-current biological assets	20	2,774,854	2,747,894
Deferred tax assets	6	75,367	73,409
Total non-current assets		14,208,657	13,884,694
Total assets		18,434,999	18,159,312

The accompanying notes are an integral part of these interim consolidated financial statements.

7

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		03-31-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	5-23	449,434	348,905
Current lease liabilities	5-23	61,612	55,851
Trade and other current payables	23	730,017	745,971
Accounts payable to related companies	13-23	7,222	10,563
Other short-term provisions	18	1,979	1,837
Current tax liabilities	6	24,109	27,565
Current provisions for employee benefits	10	7,030	6,669
Other current non-financial liabilities	25	185,289	165,589
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,466,692	1,362,950
Liabilities included in disposal groups classified as held for sale	22	-	-
Total current liabilities		1,466,692	1,362,950
Non-current liabilities
Other non-current financial liabilities	5-23	5,703,194	5,721,712
Non-current lease liabilities	5-23	712,891	672,139
Non-current payables		34,640	35,310
Non-current accounts payable to related companies	13-23	26,162	26,207
Other long-term provisions	18	33,099	33,121
Deferred tax liabilities	6	1,482,613	1,469,512
Non-current provisions for employee benefits	10	81,251	77,634
Other non-current non-financial liabilities	25	37,145	37,012
Total non-current liabilities		8,110,995	8,072,647
Total liabilities		9,577,687	9,435,597
Equity
Issued capital	3	1,103,618	1,103,618
Retained earnings		8,287,764	8,312,384
Other reserves		(540,462)	(698,747)
Equity attributable to owners of parent company		8,850,920	8,717,255
Non-controlling interests		6,392	6,460
Total equity		8,857,312	8,723,715
Total equity and liabilities		18,434,999	18,159,312

The accompanying notes are an integral part of these interim consolidated financial statements.

8

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – March
		2025	2024
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	1,531,461	1,654,855
Cost of sales	3	(1,104,789)	(1,146,456)
Gross profit (loss)		426,672	508,399
Other income	3	29,814	17,902
Distribution costs	3	(173,075)	(167,173)
Administrative expenses	3	(138,116)	(138,581)
Other expense by function	3	(49,018)	(35,577)
Profit (loss) from operating activities		96,277	184,970
Finance income	3	14,883	22,051
Finance costs	3	(98,333)	(101,108)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(7,711)	(7,807)
Gains (losses) on exchange differences on translation		(38,836)	(12,483)
Profit (loss) before income tax		(33,720)	85,623
Income tax (expense) benefit	6	7,216	14,710
Net profit (loss)		(26,504)	100,333
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		(26,450)	100,300
Net profit (loss) attributable to non-controlling interests		(54)	33
Net profit (loss)		(26,504)	100,333

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations	26	(0.2178338)	0.8325424
Basic and diluted earnings (loss) per share		(0.2178338)	0.8325424
Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		(0.2178338)	0.8325424
Diluted earnings (loss) per share		(0.2178338)	0.8325424

The accompanying notes are an integral part of these interim consolidated financial statements.

9

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January – March
		2025	2024
	Note	ThU.S.$	ThU.S.$

Net profit (loss)		(26,504)	100,333
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	1,678	2,270
Other comprehensive income that will not be reclassified to profit or loss before tax		1,678	2,270
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	38,658	(26,984)
Other comprehensive income before tax exchange differences on translation		38,658	(26,984)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	158,131	26,700
Other comprehensive income before tax cash flow hedges		158,131	26,700
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(1,514)	(1,779)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(1,514)	(1,779)
Other Comprehensive income that will be reclassified to profit or loss before tax		195,275	(2,063)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income	6	(453)	(613)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		(453)	(613)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income	6	-	2,053
Income tax relating to cash flow hedges of other comprehensive income	6-23	(38,614)	(3,455)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		404	48
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(38,210)	(1,354)
Other comprehensive income (loss)		158,290	(1,760)
Total comprehensive income (loss)		131,786	98,573

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		131,835	98,869
Comprehensive income (loss), attributable to non-controlling interests		(49)	(296)
Total comprehensive income (loss)		131,786	98,573

The accompanying notes are an integral part of these interim consolidated financial statements.

10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2025	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2025	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	(26,450)	(26,450)	(54)	(26,504)
Other comprehensive income, net of tax	-	38,653	119,517	1,225	(1,110)	158,285	-	158,285	5	158,290
Comprehensive income	-	38,653	119,517	1,225	(1,110)	158,285	(26,450)	131,835	(49)	131,786
Dividends	-	-	-	-	-	-	-	-	(19)	(19)
Increase (decrease) due to changes in the participation of subsidiaries that do not involve loss of control	-	-	-	-	-	-	1,830	1,830	-	1,830
Changes in equity	-	38,653	119,517	1,225	(1,110)	158,285	(24,620)	133,665	(68)	133,597
Closing balance at 03-31-2025	1,103,618	(677,127)	69,505	(36,698)	103,858	(540,462)	8,287,764	8,850,920	6,392	8,857,312

03-31-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	100,300	100,300	33	100,333
Other comprehensive income, net of tax	-	(24,602)	23,245	1,657	(1,731)	(1,431)	-	(1,431)	(329)	(1,760)
Comprehensive income	-	(24,602)	23,245	1,657	(1,731)	(1,431)	100,300	98,869	(296)	98,573
Equity issue	-	-	-	-	-	-	-	-	631	631
Dividends	-	-	-	-	-	-	(59,351)	(59,351)	(73)	(59,424)
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(3,521)	(3,521)	-	(3,521)
Changes in equity	-	(24,602)	23,245	1,657	(1,731)	(1,431)	37,428	35,997	262	36,259
Closing balance at 03-31-2024	803,618	(865,479)	(41,707)	(35,707)	105,327	(837,566)	8,072,391	8,038,443	6,845	8,045,288

The accompanying notes are an integral part of these interim consolidated financial statements.

11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,619,807	1,579,348
Receipts from rents and subsequent sales of such assets	7,590	5,121
Other cash receipts from operating activities	178,572	292,092
Classes of cash payments
Payments to suppliers for goods and services	(1,253,180)	(1,133,646)
Payments to and on behalf of employees	(192,625)	(161,145)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	-	(1,088)
Other cash payments from operating activities	(34,677)	(60,143)
Interest paid	(51,751)	(53,636)
Interest received	13,895	22,517
Income taxes (paid) refunded	(17,252)	2,588
Other inflows (outflows) of cash, net	191	391
Net cash flow from (used in) operating activities	270,570	492,399

Cash flows from (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	-	(72,270)
Cash flow used in the purchase of non-controlling interests	-	(3,600)
Other cash receipts from sale equity or debt instruments from other entities	503	-
Proceeds from sales of property, plant and equipment	2,998	17,461
Purchase of property, plant and equipment	(293,663)	(215,658)
Purchase of intangible assets	(2,364)	(1,167)
Proceeds from other long-term assets	832	1,256
Purchase of other long-term assets	(109,660)	(117,828)
Other inflows (outflows) of cash, net	2,547	12,782
Cash flows from (used in) investing activities	(398,807)	(379,024)

Cash flows from (used in) financing activities

Proceeds from issuing shares	-	519
Total proceeds from borrowings	13,613	542,806
Proceeds from short-term borrowings	13,613	542,806
Repayments of borrowings	(22,538)	(591,489)
Payments of lease liabilities	(15,327)	(16,410)
Cash flows from (used in) financing activities	(24,252)	(64,574)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(152,489)	48,801
Effect of exchange rate changes on cash and cash equivalents	14,076	(13,511)
Net increase (decrease) of cash and cash equivalents	(138,413)	35,290
Cash and cash equivalents, at the beginning of the period	1,071,560	570,008
Cash and cash equivalents, at the end of the period	933,147	605,298

The accompanying notes are an integral part of these interim consolidated financial statements.

12

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the INTERIM consolidated financial statements as of MARCH 31, 2025 and 2024

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commission. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of March 31, 2025, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

-	Interim consolidated statements of financial position as of March 31, 2025 and December 31, 2024.
-	Interim consolidated statements of profit or loss for the periods ended March 31, 2025 and 2024, and for the periods of three months between January and March 2025 and 2024.
-	Interim consolidated statements of comprehensive income for the three months period ended March 31, 2025 and 2024, and for the periods of three months between January and March 2025 and 2024.
-	Interim consolidated statements of changes in equity for the periods ended March 31, 2025 and 2025.
-	Interim consolidated statements of cash flows for the three months period ended March 31, 2025 and 2024.
-	Explanatory disclosures (notes).

13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the interim consolidated financial statements

As of March 31, 2025 and December 31, 2024.

Date of approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 735 on May 6, 2025.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Th€ - Thousands of Euros

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

14

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

15

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

16

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

17

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

18

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

19

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

21

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

22

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

23

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)        Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)       Water rights, rights of way and other rights

This item includes water rights, rights of way and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)        Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

24

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

25

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

26

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

27

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

28

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

In a board meeting on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

29

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exist or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

30

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

31

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2025:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21

Lack of Exchangeability

An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

January 1, 2025

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments Clarify the requirements, give the guidance, add new disclosures for certain instruments.	January 1, 2026

Contracts Referencing Nature Dependent Electricity Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

IFRS 18	Presentation and Disclosure in Financial Statements This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.	January 1, 2027

IFRS 19

Subsidiaries without Public Accountability: Disclosures

An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

January 1, 2027

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the Income Statement, and we are currently evaluating any significant impacts.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of March 31, 2025, there had not been significant changes in the accounting policies with respect to the 2024 financial year.

Changes to accounting estimates

As of March 31, 2025, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2024 financial year.

32

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of March 31, 2025 and December 31, 2024, the shareholders composition according to the amount of shares owned was as follows:

	03-31-2025		12-31-2024
Shareholders	Shares	%	Shares	%
Empresas Copec S.A.	125,042,019	99.99991603%	125,042,019	99.99991603%
AntarChile S.A.	105	0.00008397%	105	0.00008397%
	125,042,124	100.00000000%	125,042,124	100.00000000%

At the date of these interim consolidated financial statements the share capital of Arauco was ThU.S.$ 1,103,618.

	03-31-2025	12-31-2024
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	125,042,124	125,042,124
Nominal value of shares by type of capital in ordinary shares	U.S.$ 8.8260 per share	U.S.$ 8.8260 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,103,618	ThU.S.$ 1,103,618
Number of shares issued and fully paid by type of capital in ordinary shares	125,042,124	125,042,124

b)	Dividends paid

On December 10, 2024, a provisional dividend of ThU.S.$ 94,397 was paid with a charge to the retained earnings from the profits of the year 2024, which represented 15% of the distributable net profit at the end of September 2024.

As of March 31, 2025, there is no minimum dividend provision for the 2025 period, due to the loss. The ThU.S.$ 59,351 showed in the consolidated statement of changes in equity corresponds to the minimum dividend provision for the 2024 period.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-10-2024
Amount of dividends	ThU.S.$ 94,397
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 0.783542

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

33

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

34

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the year ended March 31, 2025 and 2024 are as follows:

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	29,814	17,902
Gain from changes in fair value of biological assets (Note 20) (1)	15,770	4,911
Net income from insurance compensation	1,535	3,732
Revenue from export promotion	310	275
Lease income	1,012	954
Gain on sales of assets	1,464	1,132
Rights of way	3,530	-
Reversal of impairment of property, plants and equipment	1,711	289
Reimbursement provisions (legal and others)	332	907
Other operating income	4,150	5,702

Classes of Other Expenses by function
Total Other Expenses by function	(49,018)	(35,577)
Depreciation for leased assets	(633)	(604)
Provision legal expenses	(1,244)	(2,572)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(5,004)	(2,776)
Operating expenses related to restructuring or from plants stoppage or closed	(9,467)	(7,792)
Expenses related to projects	(541)	(5,065)
Loss by leasses	(702)	(609)
Loss of asset sales	(643)	(2,756)
Loss and repair of assets	(3,952)	(12)
Loss of forest due to fires	(17,845)	(1,327)
Other Taxes	(6,441)	(5,661)
Research and development expenses	(353)	(2,183)
Fines, readjustments and interest	(117)	(212)
Loss on sale of associates	-	(20)
Loss of tax credits	(98)	(760)
Other expenses	(1,978)	(3,228)

Classes of Finance Income
Total Finance Income	14,883	22,051
Finance income by mutual funds - term deposits	9,206	17,423
Finance income resulting from derivatives	-	2
Other finance income	5,677	4,626

Classes of Finance Costs
Total Finance Costs	(98,333)	(101,108)
Interest expense, Bank borrowings	(17,370)	(24,424)
Interest expense, Bonds	(51,200)	(52,446)
Interest expense resulting from derivatives	(12,210)	(8,779)
Interest expense for right-of-use (1)	(9,929)	(6,900)
Other finance costs	(7,624)	(8,559)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(7,711)	(7,807)
Investments in associates (2)	(1,793)	(3,224)
Investments in joint ventures	(5,918)	(4,583)

(1)	In 2024, includes the effect of changes in fair value of plantations and interest expense for the Brazilian companies right-of-use assets that were previously classified as held for sale and sold during the period, through the sale date.
(2)	In 2024, includes the share of the profit of the associate Forestal Vale do Corisco S.A. that were previously classified as held for sale and sold during the period, through the sale date.

35

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January – March
	2025	2024
Cost of sales	ThU.S.$	ThU.S.$
Timber	249,529	270,651
Forestry labor costs and other services	153,691	156,259
Depreciation and amortization	145,304	145,629
Depreciation for right of use	9,012	5,441
Maintenance costs	80,769	80,229
Chemical costs	162,379	154,953
Sawmill costs	29,237	30,826
Other raw materials	56,947	69,130
Other indirect costs	47,590	51,040
Energy and fuel	57,673	66,615
Cost of electricity	13,242	9,313
Staff expenses	99,416	106,370
Total	1,104,789	1,146,456

Total amount is comprised of the cost of inventory sales for ThU.S.$1,075,944 as of March 31, 2025 (ThU.S.$1,116,889 as of March 31, 2024) and the cost of rendering services for ThU.S.$28,845 as of March 31, 2025 (ThU.S.$29,567 as of March 31, 2024).

	January – March
	2025	2024
Distribution costs	ThU.S.$	ThU.S.$
Selling costs	7,945	8,484
Commissions	4,116	4,505
Insurance	1,384	1,241
Provision for doubtful accounts	123	(4)
Other selling costs	2,322	2,742
Shipping and freight costs	165,130	158,689
Port services	16,502	13,866
Freights	132,138	129,490
Depreciation for right of use	230	334
Shipping internment, warehousing, stowage, customs and other costs	16,260	14,999
Total	173,075	167,173

	January – March
	2025	2024
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	54,708	53,912
Marketing, advertising, promotion and publications expenses	3,318	3,021
Insurances	10,716	13,577
Depreciation and amortization	10,341	10,802
Depreciation for right of use	1,955	1,722
Computer services	8,725	8,519
Lease of offices, other property and vehicles	1,344	1,577
Donations, contributions, scholarships	689	1,641
Fees (legal and technical advisors)	8,409	8,108
Property taxes, city permits and rights	5,985	5,401
Cleaning services, security services and transportation	5,752	5,691
Third-party variable services (manoeuvres, logistics)	9,820	9,956
Basic services (electricity, telephone, water)	1,832	1,821
Maintenance and repair	1,265	1,658
Seminars, courses, training materials	701	1,018
Travels, clothing and safety equipment, environmental expenses, audits and others	12,556	10,157
Total	138,116	138,581

36

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	03-31-2025	12-31-2024
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	185,656	166,695
Production supplies	202,414	209,201
Work in progress	77,024	82,565
Finished godos	760,154	762,086
Spare parts	263,662	235,713
Total inventories	1,488,910	1,456,260

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of March 31, 2025, a net decrease of inventories was recognized associated with a higher provision of ThU.S.$ 2,349 (ThU.S.$ 10,579 as of March 31, 2024). As of March 31, 2025, the amount of provision arises to the sum of ThU.S.$ 109,352 (ThU.S.$ 107,003 as of December 31, 2024).

As of March 31, 2025, there were inventory write-offs of ThU.S.$ 1,225 (ThU.S.$ 480 as of March 31, 2024) which are presented in the consolidated statements of profit or loss within cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

37

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	03-31-2025	12-31-2024
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	66	47
Balances with Banks	518,730	642,064
Short-term deposits	329,547	359,150
Mutual funds	82,641	70,299
Repurchase agreement	2,163	-
Total	933,147	1,071,560

The risk classification of the Company’s mutual funds as of March 31, 2025 and December 31, 2024 is shown below.

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
AAAfm	72,933	62,524
No classification	9,708	7,775
Total Mutual Funds	82,641	70,299

Changes in financial liabilities

		03-31-2025
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,151,023	201,918	4,717,676	-	6,070,617
	(+) Borrowings obtained	13,613	-	-	-	13,613
	(-) Borrowings paid	(22,538)	-	-	-	(22,538)
Cash flows	(-) Interest paid	(18,446)	-	(23,375)	-	(41,821)
	(-) Payment of collateral	-	-	-	8,220	8,220
	(+) Accrued interest	17,267	-	50,007	-	67,274
	(+/-) Exchange rate difference	22,511	-	106,609	-	129,120
	(+/-) Changes in fair value	-	(81,060)	-	-	(81,060)
	(+/-) Other movements	7,490	-	1,713	-	9,203
	Closing balance	1,170,920	120,858	4,852,630	8,220	6,152,628

38

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2024
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,499,051	108,004	4,997,038	6,604,093
	(+) Borrowings obtained	1,303,663	-	391,862	1,695,525
	(-) Borrowings paid	(1,582,810)	(6,748)	(543,340)	(2,132,898)
Cash flows	(+/-) Commissions (discounts) of issue	-	-	11,163	11,163
	(-) Interest paid	(87,699)	(38,969)	(206,200)	(332,868)
	(+) Accrued interest	83,075	40,414	197,941	321,430
	(+/-) Exchange rate difference	(24,083)	-	(135,388)	(159,471)
	(+/-) Changes in fair value	-	99,217	-	99,217
	(+/-) Other movements (*)	(40,174)	-	4,600	(35,574)
	Closing balance	1,151,023	201,918	4,717,676	6,070,617

(*): In 2024, this line includes mainly the exchange difference on translation mainly from Brazilian companies.

		Lease liabilities
		03-31-2025	12-31-2024
		ThU.S.$	ThU.S.$
	Opening balance January 1	727,990	559,382
Cash flows	(-) Borrowings paid	(15,327)	(82,059)
	(-) Interest paid	(9,930)	(29,366)
	(+) Accrued interest	9,929	29,490
	(+/-) Inflation adjustment	-	(51)
	(+/-) Exchange rate difference	41,911	(5,071)
	(+) Increase due to new leases liabilities	29,657	361,421
	(+/-) Other movements (*)	(9,727)	(105,756)
	Closing balance	774,503	727,990

(*): This line includes mainly the exchange difference on translation mainly from Brazilian companies.

39

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	03-31-2025	12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	10,099	11,125
Deferred tax assets relating to post-employment benefits	23,744	23,063
Deferred tax assets relating to property, plant and equipment	78,863	89,655
Deferred tax assets relating to impairment provision	5,660	5,672
Deferred tax assets relating to financial instruments	54,756	87,134
Deferred tax assets relating to tax loss carry forward	285,457	235,828
Deferred tax assets relating to biological assets	4,690	4,806
Deferred tax assets relating to inventories	27,049	27,374
Deferred tax assets relating to provisions for income	23,376	35,889
Deferred tax assets relating to allowance for doubtful accounts	3,100	3,160
Deferred tax assets relating to intangible revaluation	215	215
Deferred tax assets relating to other deductible temporary differences	64,558	73,791
Total deferred tax assets	581,567	597,712
Offsetting presentation	(506,200)	(524,303)
Net effect	75,367	73,409

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 973,197 (ThU.S.$ 928,974 as of December 31, 2024).

In addition, as of the closing date of these interim consolidated financial statements, there are ThU.S.$ 119,600 (ThU.S.$ 129,300 as of December 31, 2024) of non-recoverable tax losses mainly from subsidiaries in the United States. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	03-31-2025	12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,363,978	1,374,164
Deferred tax liabilities relating to financial instruments	18,499	18,887
Deferred tax liabilities relating to biological assets	466,049	469,770
Deferred tax liabilities relating to inventory	55,768	56,101
Deferred tax liabilities relating to prepaid expenses	39,366	34,889
Deferred tax liabilities relating to intangible	6,129	6,089
Deferred tax liabilities relating to other taxable temporary differences	39,024	33,915
Total deferred tax liabilities	1,988,813	1,993,815
Offsetting presentation	(506,200)	(524,303)
Net effect	1,482,613	1,469,512

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 38,614 as of March 31, 2025 (debit of ThU.S.$ 3,455 as of March 31, 2024), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

40

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2025 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of item charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 03-31-2025 ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	(1,177)	-	151	10,099
Deferred tax assets relating to post-employment benefits	23,063	1,137	(453)	(3)	23,744
Deferred tax assets relating to property, plant and equipment	89,655	(10,826)	-	34	78,863
Deferred tax assets relating to impairment provision	5,672	(232)	-	220	5,660
Deferred tax assets relating to financial instruments	87,134	5,914	(38,614)	322	54,756
Deferred tax assets relating to tax loss carry forward	235,828	48,493	-	1,136	285,457
Deferred tax assets relating to biological assets	4,806	(116)	-	-	4,690
Deferred tax assets relating to inventories	27,374	(383)	-	58	27,049
Deferred tax assets relating to provisions for income	35,889	(12,510)	-	(3)	23,376
Deferred tax assets relating to allowance for doubtful accounts	3,160	(61)	-	1	3,100
Deferred tax assets relating to intangible revaluation	215	-	-	-	215
Deferred tax assets relating to other deductible temporary differences	73,791	(9,512)	-	279	64,558
Total deferred tax assets	597,712	20,727	(39,067)	2,195	581,567

Deferred tax liabilities	Opening balance 01-01-2025 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of item charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 03-31-2025 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	(12,690)	-	2,504	1,363,978
Deferred tax liabilities relating to financial instruments	18,887	(388)	-	-	18,499
Deferred tax liabilities relating to biological assets	469,770	(3,721)	-	-	466,049
Deferred tax liabilities relating to inventory	56,101	(333)	-	-	55,768
Deferred tax liabilities relating to prepaid expenses	34,889	4,476	-	1	39,366
Deferred tax liabilities relating to intangible	6,089	(274)	-	314	6,129
Deferred tax liabilities relating to other taxable temporary differences	33,915	4,470	-	639	39,024
Total deferred tax liabilities	1,993,815	(8,460)	-	3,458	1,988,813

Deferred tax assets	Opening balance 01-01-2024 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of item charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2024 ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	(1,857)	-	-	(1,026)	11,125
Deferred tax assets relating to investments	78,061	57,110	(135,171)	-	-	-
Deferred tax assets relating to post-employment benefits	25,726	(2,866)	207	-	(4)	23,063
Deferred tax assets relating to property, plant and equipment	80,410	10,928	-	644	(2,327)	89,655
Deferred tax assets relating to impairment provision	12,319	(4,408)	-	-	(2,239)	5,672
Deferred tax assets relating to financial instruments	82,535	14,618	(7,337)	-	(2,682)	87,134
Deferred tax assets relating to tax loss carry forward	233,468	7,183	-	-	(4,823)	235,828
Deferred tax assets relating to biological assets	-	4,806	-		-	4,806
Deferred tax assets relating to inventories	25,011	2,634	-	-	(271)	27,374
Deferred tax assets relating to provisions for income	16,807	19,076	-	-	6	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,384	791	-	-	(15)	3,160
Deferred tax assets relating to intangible revaluation	35	180	-	-	-	215
Deferred tax assets relating to other deductible temporary differences	39,065	37,220	-	-	(2,494)	73,791
Total deferred tax assets	609,829	145,415	(142,301)	644	(15,875)	597,712

Deferred tax liabilities	Opening balance 01-01-2024 ThU.S.$	Deferred tax (income) Expenses ThU.S.$	Deferred tax of item charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2024 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(29,618)	-	-	(11,319)	1,374,164
Deferred tax liabilities relating to financial instruments	26,766	(6,617)	(1,262)	-	-	18,887
Deferred tax liabilities relating to biological assets	475,592	(8,089)	-	2,649	(382)	469,770
Deferred tax liabilities relating to inventory	57,619	(1,411)	-	-	(107)	56,101
Deferred tax liabilities relating to prepaid expenses	36,837	(1,947)	-	-	(1)	34,889
Deferred tax liabilities relating to intangible	10,420	(2,632)	-	-	(1,699)	6,089
Deferred tax liabilities relating to other taxable temporary differences	42,551	(5,471)	-	-	(3,165)	33,915
Total deferred tax liabilities	2,064,886	(55,785)	(1,262)	2,649	(16,673)	1,993,815

41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2025		12-31-2024
	Deductible difference	Taxable difference	Deductible difference	Taxable difference
Detail of classes of deferred tax temporary differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	296,110	-	361,884	-
Deferred tax assets - tax loss carry forward	285,457	-	235,828	-
Deferred tax liabilities	-	1,988,813	-	1,993,815
Total	581,567	1,988,813	597,712	1,993,815

	January – March
	2025	2024
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$
Deferred tax assets (*)	(27,766)	8,275
Deferred tax assets - tax loss carryforward (*)	48,493	121,522
Deferred tax liabilities (*)	8,460	(25,783)
Total	29,187	104,014

(*) Includes deferred tax expenses related to temporary differences (ThU.S.$ 2,922 as of December 31, 2024), and tax losses (ThU.S.$ 3,008 as of December 31, 2024) generated by Brazilian companies previously classified as held for sale, through the sale date, see Note 14.

Income tax expense

Income tax expense consists of the following:

	January – March
	2025	2024
Income tax composition	ThU.S.$	ThU.S.$
Current income tax expense	(21,222)	(62,794)
Tax benefit arising from tax credit used to reduce current tax expense	-	(1,721)
Prior period current income tax adjustments	(97)	(33)
Other current benefit tax (expenses)	(652)	7,138
Current tax expense, net	(21,971)	(57,410)

Deferred tax expense relating to origination and reversal of temporary differences	(19,306)	69,956
Tax benefit arising from tax credits used to reduce deferred tax expense	48,493	2,154
Total deferred tax benefit (expense), net	29,187	72,120
Total income tax benefit (expense)	7,216	14,710

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies as of March 31, 2025 and 2024:

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(15,364)	(44,606)
Domestic current income tax expense	(6,607)	(12,804)
Total current income tax expense	(21,971)	(57,410)

Foreign deferred tax benefit (expense)	11,925	62,880
Domestic deferred tax benefit (expense)	17,262	9,240
Total deferred tax benefit (expense)	29,187	72,120

Total income tax benefit (expense)	7,216	14,710

42

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – March
	2025	2024
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%
Tax expense at statutory tax rate	9,104	(23,118)
Tax effect of foreign tax rates	2,705	1,377
Tax effect of income exempt from taxation	9,332	13,326
Tax effect of not deductible expenses	(4,787)	(11,121)
Tax effect of previously unrecognized tax benefit in the income statement	-	(1,721)
Tax effect of a new evaluation of deferred tax assets (*)	3,483	31,604
Tax effect of tax provided in excess in prior periods	(97)	(33)
Other tax rate effects (**)	(12,524)	4,396
Total adjustments to tax expense at applicable tax rate	(1,888)	37,828
Tax benefit (expense) at effective tax rate	7,216	14,710

(*) It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.

(**) It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	03-31-2025	12-31-2024
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments	63,143	45,691
Income tax receivable	25,765	30,058
Provision tax income	(60,458)	(45,129)
Other tax receivables	46,616	44,993
Total	75,066	75,613

	03-31-2025	12-31-2024
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	218,118	230,727
Monthly Provisional Payments and other tax receivables	(194,464)	(203,450)
Other tax payables	455	288
Total	24,109	27,565

43

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	965,192	725,744
Land	940,221	931,333
Buildings	3,626,332	3,663,306
Plant and equipment	3,903,111	3,984,319
Information technology equipment	42,512	41,250
Fixtures and fittings	13,098	12,288
Motor vehicles	60,199	54,744
Other property, plant and equipment	195,211	197,087
Total net	9,745,876	9,610,071

Property, plant and equipment, gross
Construction work in progress	965,192	725,744
Land	940,221	931,333
Buildings	6,479,138	6,505,187
Plant and equipment	8,889,713	8,988,084
Information technology equipment	143,017	141,492
Fixtures and fittings	56,098	55,785
Motor vehicles	126,330	119,251
Other property, plant and equipment	212,651	215,056
Total gross	17,812,360	17,681,932

Accumulated depreciation and impairment
Buildings	(2,852,806)	(2,841,881)
Plant and equipment	(4,986,602)	(5,003,765)
Information technology equipment	(100,505)	(100,242)
Fixtures and fittings	(43,000)	(43,497)
Motor vehicles	(66,131)	(64,507)
Other property, plant and equipment	(17,440)	(17,969)
Total	(8,066,484)	(8,071,861)

Description of property, plant and equipment pledged as security for liabilities

As of March 31, 2025, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	2,892,734	1,918,997

44

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2025 and December 31, 2024:

	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	197,087	9,610,071
Changes
Additions	295,109	4,939	1,710	2,879	35	127	260	2,130	307,189
Disposals	-	(619)	(169)	(2,290)	(6)	(2)	(48)	(277)	(3,411)
Withdrawals	(396)	-	(308)	(1,770)	(173)	(16)	(154)	(3,470)	(6,287)
Depreciation	-	-	(55,699)	(98,329)	(2,097)	(746)	(2,773)	(336)	(159,980)
Impairment loss recognized in profit or loss	-	-	(133)	(952)	-	-	-	-	(1,085)
Increase (decrease) through net exchange differences	2,524	4,568	6,119	13,294	190	53	6	1,322	28,076
Reclassification of assets held for sale	-	-	-	(1,414)	-	-	-	-	(1,414)
Transfers from construction in progress closed and reclassifications	(57,789)	-	11,506	34,657	3,313	1,394	8,164	(1,245)	-
Decrease through transfers of leasing assets	-	-	-	(27,283)	-	-	-	-	(27,283)
Total changes	239,448	8,888	(36,974)	(81,208)	1,262	810	5,455	(1,876)	135,805
Closing balance 03-31-2025	965,192	940,221	3,626,332	3,903,111	42,512	13,098	60,199	195,211	9,745,876

	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	627,882	34,531	10,667	59,509	687	778	4,107	33,279	771,440
Business combination	-	29,972	274	14	-	12	-	4	30,276
Disposals	(560)	(524)	(5,091)	(1,681)	(43)	(99)	(914)	-	(8,912)
Withdrawals	(3,864)	(139)	(3,416)	(14,129)	(158)	(30)	(251)	(741)	(22,728)
Depreciation	-	-	(222,523)	(393,772)	(8,504)	(3,073)	(9,476)	(1,297)	(638,645)
Impairment loss recognized in profit or loss	-	-	(1,082)	(7,799)	(35)	(567)	-	-	(9,483)
Increase (decrease) through net exchange differences	(23,171)	(22,583)	(16,113)	(42,634)	(394)	(96)	(2,624)	(4,402)	(112,017)
Reclassification of assets held for sale	-	(3,601)	-	-	-	-	-	12,000	8,399
Transfers from construction in progress closed and reclassifications	(485,967)	11,455	125,834	322,902	7,038	2,568	15,551	619	-
Reclassification from lease to property, plant and equipment	-	-	-	292	-	-	-	-	292
Decrease through transfers of leasing assets	-	-	-	(13,340)	-	-	(2,327)	-	(15,667)
Total changes	114,320	49,111	(111,450)	(90,638)	(1,409)	(507)	4,066	39,462	2,955
Closing balance 12-31-2024	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	197,087	9,610,071

45

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended March 31, 2025 and 2024 was as follows:

	January – March
	2025	2024
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	145,304	145,629
Administrative expenses	7,308	7,308
Other expenses	3,475	3,338
Total	156,087	156,275

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

As of March 31, 2025 and 2024 there are not significant costs for capitalized borrowing (see Note 12).

46

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

Right of use assets

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	590,956	599,101
Buildings	25,927	15,992
Plant and equipment	61,569	63,102
Information technology equipment	335	392
Motor vehicles	76,407	80,464
Other property, plant and equipment	12,161	12,835
Total net	767,355	771,886

Property, plant and equipment by right of use, gross

Land	660,895	660,753
Buildings	39,824	32,265
Plant and equipment	89,303	93,922
Information technology equipment	812	784
Motor vehicles	127,986	269,228
Other property, plant and equipment	15,845	15,845
Total gross	934,665	1,072,797

Accumulated depreciation and impairment by right of use

Land	(69,939)	(61,652)
Buildings	(13,897)	(16,273)
Plant and equipment	(27,734)	(30,820)
Information technology equipment	(477)	(392)
Motor vehicles	(51,579)	(188,764)
Other property, plant and equipment	(3,684)	(3,010)
Total	(167,310)	(300,911)

47

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of March 31, 2025 and December 31, 2024:

	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	599,101	15,992	63,102	392	80,464	12,835	771,886
Changes
Additions	14,846	11,442	-	-	3,369	-	29,657
Disposals	(3,728)	-	-	-	-	-	(3,728)
Depreciation (*)	(8,222)	(1,531)	(1,569)	(81)	(7,461)	(674)	(19,538)
Increase (decrease) through net exchange differences	867	24	36	24	35	-	986
Increase (decrease) through others	(11,908)	-	-	-	-	-	(11,908)
Total changes	(8,145)	9,935	(1,533)	(57)	(4,057)	(674)	(4,531)
Closing balance 03-31-2025	590,956	25,927	61,569	335	76,407	12,161	767,355

	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	280,671	8,385	9,103	511	58,954	3,797	361,421
Disposals	-	(2,474)	-	-	(130)	-	(2,604)
Withdrawals	-	(539)	-	-	(178)	-	(717)
Depreciation (*)	(31,792)	(5,604)	(6,641)	(204)	(28,977)	(2,200)	(75,418)
Increase (decrease) through net exchange differences	(110,574)	(131)	(353)	(101)	(74)	15	(111,218)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(292)	(292)
Increase (decrease) through others	410	(57)	-	-	-	-	353
Total changes	138,715	(420)	2,109	206	29,595	1,320	171,525
Closing balance 12-31-2024	599,101	15,992	63,102	392	80,464	12,835	771,886

(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the period ending March 31, 2025 and 2024 recognized in property, plant and equipment by right of use is as follows:

	January – March
	2025	2024
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales	9,012	5,441
Distribution costs	230	334
Administrative expenses	1,955	1,722
Total	11,197	7,497

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5. As a result, Arauco has recognized directly in the interim consolidated statement of profit or loss, as follows:

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(36,672)	(47,214)
Expenses from low value leases	(792)	(359)
Expenses from short-term leases	(19,154)	(22,159)
Income from sublease of right of use assets	164	157

48

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	03-31-2025
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	26,886	3,424	23,462
Between one and two years	27,022	2,649	24,373
Between two and three years	24,350	1,598	22,752
Between three and four years	14,823	751	14,072
Between four and five years	5,463	337	5,126
More than five years	4,889	273	4,616
Total	103,433	9,032	94,401

	31-12-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	19,532	2,285	17,247
Between one and two years	20,042	1,804	18,238
Between two and three years	18,397	1,005	17,392
Between three and four years	12,284	360	11,924
Between four and five years	2,731	54	2,677
More than five years	210	1	209
Total	73,196	5,509	67,687

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – March
	2025	2024
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	1,499,088	1,620,732
Revenue from rendering of services	32,373	34,123
Total	1,531,461	1,654,855

The reportable segments revenues by business area and by geographical area are presented in Note 24.

49

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Employee expenses	174,677	174,220
Wages and salaries	169,894	166,827
Severance indemnities	4,783	7,393

	03-31-2025	12-31-2024
Discount rate	3.23%	3.23%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2020	RV-2020

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(5,934)
Decrease in 100 bps	6,802

Wage growth rates
Increase in 100 bps	5,980
Decrease in 100 bps	(5,291)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2025 and December 31, 2024:

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	7,030	6,669
Non-current	81,251	77,634
Total	88,281	84,303

	03-31-2025	12-31-2024
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	84,303	94,325
Current service cost	1,550	5,979
Interest cost	1,157	4,367
(Gains) losses from changes in actuarial assumptions	-	22
Actuarial gains and losses arising from experience	(1,678)	743
Benefits paid	(933)	(7,152)
Increase (decrease) for foreign currency exchange rates changes	3,882	(13,981)
Closing balance	88,281	84,303

The average staffing as of March 31, 2025 was 18,928 people.

50

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	491,578	7,375	163,404	10,562	26,196	112,563	121,469	-	933,147
Other current financial assets	77,714	-	-	-	-	-	23	-	77,737
Other current non-financial assets	128,296	567	14,940	27,770	31,983	6,113	80,639	-	290,308
Trade and other current receivables	746,052	32,420	47,768	26,194	37,782	9,636	114,323	25,622	1,039,797
Accounts receivable due from related companies	-	-	-	-	-	-	400	-	400
Current inventories	1,357,203	-	91,852	-	38,764	-	1,091	-	1,488,910
Current biological assets	314,391	-	1,404	-	-	-	-	-	315,795
Current tax assets	68,330	-	2,947	-	787	534	2,468	-	75,066
Non-current assets or disposal groups classified as held for sale	3,183,564	40,362	322,315	64,526	135,512	128,846	320,413	25,622	4,221,160
Non-current assets or disposal groups classified as held for sale	5,122	-	14	-	46	-	-	-	5,182
Total current assets	3,188,686	40,362	322,329	64,526	135,558	128,846	320,413	25,622	4,226,342

Non-current assets
Other non-current financial assets	123,580	-	-	-	-	-	-	-	123,580
Other non-current non-financial assets	78,717	-	34,291	-	756	1,233	1,313	85	116,395
Trade and other non-current receivables	1,423	-	10,467	477	-	-	1,576	71,530	85,473
Investments accounted for using equity method	114,825	213,088	36,642	-	-	-	47,604	-	412,159
Intangible assets other than goodwill	49,741	-	1,150	-	55	3,243	1,296	-	55,485
Goodwill	39,335	-	10,826	-	-	1,952	-	-	52,113
Property, plant and equipment	9,181,326	-	286,596	-	245,703	30,889	1,362	-	9,745,876
Right of use assets	712,471	-	51,296	-	2,851	574	163	-	767,355
Non-current biological assets	2,771,793	-	3,061	-	-	-	-	-	2,774,854
Deferred tax assets	17,409	-	54,338	-	732	-	2,888	-	75,367
Total non-current assets	13,090,620	213,088	488,667	477	250,097	37,891	56,202	71,615	14,208,657

Total assets	16,279,306	253,450	810,996	65,003	385,655	166,737	376,615	97,237	18,434,999

	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	211,463	71,698	95,691	-	-	-	-	70,582	449,434
Current lease liabilities	13,246	109	16,707	-	1,607	430	23,825	5,688	61,612
Trade and other current payables	141,922	17,369	86,976	41,366	25,027	26,901	348,585	41,871	730,017
Accounts payable to related companies	464	-	-	-	-	-	6,758	-	7,222
Other short-term provisions	671	-	-	-	-	-	-	1,308	1,979
Current tax liabilities	2,863	10,803	1,051	8,399	802	191	-	-	24,109
Current provisions for employee benefits	59	-	-	-	-	-	6,971	-	7,030
Other current non-financial liabilities	124,237	76	26,379	6,362	11,563	3	16,644	25	185,289
Total current liabilities other than liabilities included in disposal groups classified as held for sale	494,925	100,055	226,804	56,127	38,999	27,525	402,783	119,474	1,466,692
Liabilities included in disposal groups classified as held for sale	-	-	-	-	-	-	-	-	-
Total current liabilities	494,925	100,055	226,804	56,127	38,999	27,525	402,783	119,474	1,466,692

Non-current liabilities
Other non-current financial liabilities	3,466,767	267,305	97,214	-	-	-	-	1,871,908	5,703,194
Non-current lease liabilities	105,373	285	541,093	-	8,435	431	41,531	15,743	712,891
Other non current payables	24,214	-	1,850	-	-	-	8,576	-	34,640
Non-current accounts payable to related companies	26,162	-	-	-	-	-	-	-	26,162
Other long-term provisions	-	-	6,749	26,350	-	-	-	-	33,099
Deferred tax liabilities	1,449,905	-	23,139	-	4,312	5,257	-	-	1,482,613
Non-current provisions for employee benefits	-	-	-	-	1,260	-	79,991	-	81,251
Other non-current non-financial liabilities	-	-	36,202	64	-	-	879	-	37,145
Total non-current liabilities	5,072,421	267,590	706,247	26,414	14,007	5,688	130,977	1,887,651	8,110,995

Total liabilities	5,567,346	367,645	933,051	82,541	53,006	33,213	533,760	2,007,125	9,577,687

51

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	668,888	8,754	117,848	12,642	40,128	11,794	211,506	-	1,071,560
Other current financial assets	25,949	-	-	-	-	-	11	-	25,960
Other current non-financial assets	104,366	562	17,153	31,100	20,539	9,551	77,821	-	261,092
Trade and other current receivables	815,884	28,149	38,327	26,569	33,704	1,077	92,401	18,596	1,054,707
Accounts receivable due from related companies	5,646	-	-	1,812	-	-	2,701	-	10,159
Current Inventories	1,335,410	-	81,043	-	37,954	-	1,853	-	1,456,260
Current biological assets	304,302	-	11,198	-	-	-	-	-	315,500
Current tax assets	70,105	-	2,636	-	515	-	2,357	-	75,613
Non-current assets or disposal groups classified as held for sale	3,330,550	37,465	268,205	72,123	132,840	22,422	388,650	18,596	4,270,851
Non-current assets or disposal groups classified as held for sale	3,708	-	13	-	46	-	-	-	3,767
Total current assets	3,334,258	37,465	268,218	72,123	132,886	22,422	388,650	18,596	4,274,618

Non-current assets
Other non-current financial assets	16,747	-	-	-	-	-	-	-	16,747
Other non-current non-financial assets	58,937	-	24,043	-	629	8	1,419	-	85,036
Trade and other non-current receivables	2,784	-	9,891	458	-	-	1,505	51,097	65,735
Investments accounted for using equity method	106,784	211,345	41,352	-	-	-	47,130	-	406,611
Intangible assets other than goodwill	52,318	-	2,368	-	63	-	1,231	-	55,980
Goodwill	41,286	-	10,039	-	-	-	-	-	51,325
Property, plant and equipment	8,917,848	-	462,845	-	228,153	-	1,225	-	9,610,071
Right of use assets	225,551	-	544,198	-	1,932	-	205	-	771,886
Non-current biological assets	2,554,897	-	192,997	-	-	-	-	-	2,747,894
Deferred tax assets	21,407	-	48,554	-	714	-	2,734	-	73,409
Total non-current assets	11,998,559	211,345	1,336,287	458	231,491	8	55,449	51,097	13,884,694

Total assets	15,332,817	248,810	1,604,505	72,581	364,377	22,430	444,099	69,693	18,159,312

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	191,900	67,987	36,538	-	-	-	-	52,480	348,905
Current lease liabilities	13,273	113	13,435	-	584	965	22,582	4,899	55,851
Trade and other current payables	188,747	21,414	78,396	47,373	24,199	16,411	331,286	38,145	745,971
Accounts payable to related companies	426	-	3,007	-	-	-	7,130	-	10,563
Other short-term provisions	490	-	-	-	-	-	111	1,236	1,837
Current tax liabilities	3,086	12,092	1,184	8,252	2,951	-	-	-	27,565
Current provisions for employee benefits	-	-	-	-	-	-	6,669	-	6,669
Other current non-financial liabilities	125,483	94	21,938	6,714	2,999	9	8,328	24	165,589
Current liabilities other than liabilities included in disposal groups classified as held for sale	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950
Liabilities included in disposal groups classified as held for sale	-	-	-	-	-	-	-	-	-
Total liabilities, current	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950

Non-current liabilities
Other non-current financial liabilities	3,534,436	255,430	164,899	-	-	-	-	1,766,947	5,721,712
Non-current lease liabilities	120,661	295	490,778	-	523	49	43,238	16,595	672,139
Other non-current payables	23,942	-	3,266	-	-	-	8,102	-	35,310
Non-current accounts payable to related companies	26,207	-	-	-	-	-	-	-	26,207
Other long-term provisions	-	-	6,785	26,294	-	-	42	-	33,121
Deferred tax liabilities	1,443,086	-	21,645	-	4,781	-	-	-	1,469,512
Non-current provisions for employee benefits	-	-	-	-	1,211	-	76,423	-	77,634
Other non-current non-financial liabilities	-	-	36,075	64	-	-	873	-	37,012
Total non-current liabilities	5,148,332	255,725	723,448	26,358	6,515	49	128,678	1,783,542	8,072,647

Total liabilities	5,671,737	357,425	877,946	88,697	37,248	17,434	504,784	1,880,326	9,435,597

52

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2025			12-31-2024
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,226,412	240,255	1,466,667	1,021,171	341,779	1,362,950

Other current financial liabilities	268,021	181,413	449,434	60,710	288,195	348,905
U.S. dollar	180,449	31,014	211,463	36,401	155,499	191,900
Euros	36,392	35,306	71,698	-	67,987	67,987
Brazilian real	6,498	89,193	95,691	24,309	12,229	36,538
Argentine pesos	-	-	-	-	-	-
U.F.	44,682	25,900	70,582	-	52,480	52,480

Bank borrowings	184,904	139,240	324,144	28,154	220,673	248,827
U.S. dollar	142,014	14,741	156,755	3,845	140,457	144,302
Euros	36,392	35,306	71,698	-	67,987	67,987
Brazilian real	6,498	89,193	95,691	24,309	12,229	36,538

Other borrowings	83,117	42,173	125,290	32,556	67,522	100,078
U.S. dollar	38,435	16,273	54,708	32,556	15,042	47,598
U.F.	44,682	25,900	70,582	-	52,480	52,480

Current lease liabilities	12,762	48,850	61,612	15,116	40,735	55,851
U.S. dollar	3,528	9,718	13,246	3,612	9,661	13,273
Euros	27	82	109	30	83	113
Brazilian real	1,394	15,313	16,707	3,729	9,706	13,435
Mexican pesos	531	1,076	1,607	147	437	584
Other currencies	105	325	430	107	858	965
Chilean pesos	6,078	17,747	23,825	5,698	16,884	22,582
U.F.	1,099	4,589	5,688	1,793	3,106	4,899

Trade and other current payables	720,025	9,992	730,017	741,847	4,124	745,971
U.S. dollar	141,922	-	141,922	188,747	-	188,747
Euros	17,369	-	17,369	21,414	-	21,414
Brazilian real	82,290	4,686	86,976	74,610	3,786	78,396
Argentine pesos	41,366	-	41,366	47,373	-	47,373
Mexican pesos	19,721	5,306	25,027	23,861	338	24,199
Other currencies	26,901	-	26,901	16,411	-	16,411
Chilean pesos	348,585	-	348,585	331,286	-	331,286
U.F.	41,871	-	41,871	38,145	-	38,145

Accounts payable to related companies	7,222	-	7,222	10,563	-	10,563
U.S. dollar	464	-	464	426	-	426
Brazilian real	-	-	-	3,007	-	3,007
Chilean pesos	6,758	-	6,758	7,130	-	7,130

Other short-term provisions	1,979	-	1,979	1,837	-	1,837
U.S. dollar	671	-	671	490	-	490
Chilean pesos	-	-	-	111	-	111
U.F.	1,308	-	1,308	1,236	-	1,236

Current tax liabilities	24,109	-	24,109	18,840	8,725	27,565
U.S. dollar	2,863	-	2,863	2,613	473	3,086
Euros	10,803	-	10,803	12,092	-	12,092
Brazilian real	1,051	-	1,051	1,184	-	1,184
Argentine pesos	8,399	-	8,399	-	8,252	8,252
Mexican pesos	802	-	802	2,951	-	2,951
Other currencies	191	-	191	-	-	-

Current provisions for employee benefits	7,030	-	7,030	6,669	-	6,669
U.S. dollar	59	-	59	-	-	-
Chilean pesos	6,971	-	6,971	6,669	-	6,669

Other current non-financial liabilities	185,264	-	185,264	165,589	-	165,589
U.S. dollar	124,237	-	124,237	125,483	-	125,483
Euros	76	-	76	94	-	94
Brazilian real	26,379	-	26,379	21,938	-	21,938
Argentine pesos	6,362	-	6,362	6,714	-	6,714
Mexican pesos	11,563	-	11,563	2,999	-	2,999
Other currencies	3	-	3	9	-	9
Chilean pesos	16,644	-	16,644	8,328	-	8,328
U.F.	-	-	-	24	-	24

53

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2025				12-31-2024
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,692,580	1,619,037	3,785,371	8,110,995	2,905,653	1,040,941	4,126,053	8,072,647

Other non-current financial liabilities	1,462,790	1,430,066	2,810,338	5,703,194	1,686,157	885,612	3,149,943	5,721,712
U.S. dollar	978,763	1,030,217	1,457,787	3,466,767	1,166,799	495,482	1,872,155	3,534,436
Euros	131,728	135,577	-	267,305	126,200	129,230	-	255,430
Brazilian real	62,190	35,024	-	97,214	120,222	44,677	-	164,899
U.F.	290,109	229,248	1,352,551	1,871,908	272,936	216,223	1,277,788	1,766,947

Bank borrowings	676,175	170,601	-	846,776	728,289	173,907	-	902,196
U.S. dollar	482,257	-	-	482,257	481,867	-	-	481,867
Euros	131,728	135,577	-	267,305	126,200	129,230	-	255,430
Brazilian real	62,190	35,024	-	97,214	120,222	44,677	-	164,899

Other borrowings	786,615	1,259,465	2,810,338	4,856,418	957,868	711,705	3,149,943	4,819,516
U.S. dollar	496,506	1,030,217	1,457,787	2,984,510	684,932	495,482	1,872,155	3,052,569
U.F.	290,109	229,248	1,352,551	1,871,908	272,936	216,223	1,277,788	1,766,947

Non-current lease liabilities	103,104	83,694	526,093	712,891	104,578	70,490	497,071	672,139
U.S. dollar	24,015	17,012	64,346	105,373	26,402	19,943	74,316	120,661
Euros	172	113	-	285	174	121	-	295
Brazilian real	42,003	40,104	458,986	541,093	36,290	34,477	420,011	490,778
Mexican pesos	4,161	4,094	180	8,435	494	29	-	523
Other currencies	431	-	-	431	49	-	-	49
Chilean pesos	24,032	17,499	-	41,531	32,934	10,304	-	43,238
U.F.	8,290	4,872	2,581	15,743	8,235	5,616	2,744	16,595

Non-current payable	34,640	-	-	34,640	35,310	-	-	35,310
U.S. dollar	24,214	-	-	24,214	23,942	-	-	23,942
Brazilian real	1,850	-	-	1,850	3,266	-	-	3,266
Chilean pesos	8,576	-	-	8,576	8,102	-	-	8,102

Non- current accounts payable to related companies	14,007	7,934	4,221	26,162	13,655	7,581	4,971	26,207
U.S. dollar	14,007	7,934	4,221	26,162	13,655	7,581	4,971	26,207

Other long-term provisions	29,064	4,035	-	33,099	29,155	3,966	-	33,121
Brazilian real	2,714	4,035	-	6,749	2,819	3,966	-	6,785
Argentine pesos	26,350	-	-	26,350	26,294	-	-	26,294
Chilean pesos	-	-	-	-	42	-	-	42

Deferred tax liabilities	944,958	92,936	444,719	1,482,613	922,585	72,859	474,068	1,469,512
U.S. dollar	934,254	71,591	444,060	1,449,905	916,756	72,859	453,471	1,443,086
Brazilian real	1,135	21,345	659	23,139	1,048	-	20,597	21,645
Mexican pesos	4,312	-	-	4,312	4,781	-	-	4,781
Other currencies	5,257	-	-	5,257	-	-	-	-

Non-current provisions for employee benefits	81,251	-	-	81,251	77,634	-	-	77,634
Mexican pesos	1,260	-	-	1,260	1,211	-	-	1,211
Chilean pesos	79,991	-	-	79,991	76,423	-	-	76,423

Other non-current non-financial liabilities	36,773	372	-	37,145	36,579	433	-	37,012
Brazilian real	35,830	372	-	36,202	35,642	433	-	36,075
Argentine pesos	64	-	-	64	64	-	-	64
Chilean pesos	879	-	-	879	873	-	-	873

54

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
E2E SpA.	Chile	Chilean pesos
Inversiones Los Ángeles SpA	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA.	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

On January 1, 2025, Arauco Celulose do Brasil S.A. and Arauco MS Participações S.A. changed their functional currency from the Brazilian real to the U.S. dollar, in accordance with IAS 21. This change is based on the U.S. dollar becoming the currency that primarily reflects the economic environment in which the entity operates, particularly with respect to revenue, expenses, investments, and financing. The change has been applied prospectively from the aforementioned date.

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Arauco Canada Limited.	233	(6,573)
Arauco Do Brasil S.A.	20,437	(3,573)
Arauco Florestal Arapoti S.A. (*)	-	(2,089)
Arauco Forest Brasil S.A. (*)	-	52,353
Arauco Industria de Mexico, S.A de C.V	2,960	4,091
Arauco MS Participações S.A.	-	(62,700)
Arauco Participações Florestais Ltda.	3,282	-
Mahal Empreendimentos e Participações S.A.	7,109	-
Sonae Arauco S.A.	8,414	(5,082)
Others	(3,782)	(1,029)
Total reserve of exchange differences on translation	38,653	(24,602)

(*) In July 2024, these companies were sold.

Effect of foreign exchange rates changes

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(38,366)	(8,477)
Reserve of exchange differences on translation (with non-controlling interests)	38,658	(26,984)

55

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts. To date, Arauco only capitalized financial interest related to minor projects.

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.88%	4.99%
Amount of the interest cost capitalized, property, plant and equipment	1,878	284

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

56

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	03-31-2025			12-31-2024
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA	Chile	U.S. Dollar	-	98.64380	98.64380	-	98.64273	98.64273
77.630.618-5	Agrícola San Carlos SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA	Chile	U.S. Dollar	-	98.64380	98.64380	-	98.64273	98.64273
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99902	99.99902
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. Dollar	0.25001	99.74897	99.99898	0.25003	99.74895	99.99898
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	United Arab Emirates	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian Real	8.52667	91.47240	99.99907	8.52667	91.47240	99.99907
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Pulp Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83121	56.83121	-	56.83115	56.83115
76.869.577-0	E2E SpA	Chile	Chilean Pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64380	98.64380	-	98.64273	98.64273
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
78.013.822-K	Inversiones Los Ángeles SpA (1)	Chile	Chilean Pesos	100.00000	-	100.00000	-	-	-
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA	Chile	Chilean Pesos	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Global Limited	United Kingdom	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Inc.	United States	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde Engenharia S.A.	Brazil	Brazilian Real	-	89.39060	89.39060	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. Dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1) Company acquired in January 2025.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

57

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 of capital as of the date of these interim consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Salaries and bonuses	17,492	16,412
Per diem compensation to members of the Board of Directors	731	604
Termination benefits	641	891
Total	18,864	17,901

Related party receivables, current

		Nature of				03-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common shareholder of the parent company	Chile	Chilean pesos	30 days	2	2
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	-	-	2,574
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	-	-	67
					30 days	182	-
Alxar Internacional SpA.	76.879.169-4	Common controlling parent	Chile	Chilean pesos	-	-	42
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	-	-	1
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	100	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	-	-	5,646
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	116	15
Softys Argentina S.A.	-	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	-	1,812
TOTAL						400	10,159

Related party payables, current

		Nature of				03-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	5,154	6,196
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	67	342
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	1,524	-
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	-	526
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78.096.080-9	Common director of cotrolling parent	Chile	Chilean pesos	-	-	14
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	-	2
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	7	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	288	250
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	6	4
Falcão MS SPE S.A.	-	Associate		Brazilian real	-	-	3,007
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	30 days	176	176
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	30 days	-	46
TOTAL						7,222	10,563

58

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Related party payables, non-current

		Nature of				03-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2054	4,926	4,971
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2027	7,581	7,581
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	13,655	13,655
TOTAL						26,162	26,207

Related party transactions

Purchases and other transactions

		Nature of			Transaction	03-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	621	4,007
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	24,684	116,465
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	2,493	9,962
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	11,432	47,046
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director of cotrolling parent	Chile	Chilean pesos	Legal services	-	617
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Telephone services	-	656
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	78	422
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	190	747
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	37	215
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Waste management service and other purchases	103	336

Sales and other transactions

		Nature of			Transaction	03-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	2	841
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	6,566	23,420
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Leasings	-	469
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Other sales	121	241
EMOAC SpA	76.208.888-6	Subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	170	800
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	Pulp	-	10,242

Other transactions (loans granted and capital contributions)

		Nature of			Transaction	03-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Reales	Capital contribution	-	11,395
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	Capital contribution	-	12,066
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	-	296
Sonae S.A.	-	Joint venture	Portugal	Euros	Capital contribution	-	26,240
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Capital contribution	5,745	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Borrowing capitalization	101	5,643

59

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of March 31, 2025 and December 31, 2024 are reported below:

On July 16, 2024, Arauco completed the transfer of all shares and ownership interests it held in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda., and Florestal Vale do Corisco S.A., companies that hold assets primarily located in the state of Paraná, Brazil. The sale price amounted to ThU.S.$ 1,168,161, which was fully paid on the transaction date. Subsequently, on October 17, 2024, an additional payment of ThU.S.$ 4,613 was received, corresponding to customary closing price adjustments. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The sales of the above-mentioned subsidiaries and associates resulted in the reclassification of loss on the reserve of exchange differences on translation in an amount of ThU.S.$500,102 (net of deferred taxes in the amount of ThU.S.$135,171) from other comprehensive income to the statements of profit and loss as part of the gain on sales of subsidiaries and associate in other income.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of March 31, 2025 and December 31, 2024, these are the main movements of investments in associates to report:

During the period ended March 31, 2025, Arauco made a capital contribution to Inversiones Puerto Coronel S.A. through the capitalization of loans receivable from Compañía Puerto de Coronel S.A., in the amount of ThUS$5,745.

In 2024, Arauco also contributed capital to Falcão MS SPE S.A. in the amount of ThR$ 63,488 (equivalent to ThU.S.$ 11,395), through its subsidiary in Brazil, Arauco Participações Florestais Ltda.

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	03-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 42,743	ThU.S.$ 35,111

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	03-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 344	ThU.S.$ 310

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	03-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

60

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	03-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ -

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%

	03-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 36,642	ThU.S.$ 41,352

	03-31-2025	12-31-2024
Total investments in associates accounted for using equity method	ThU.S.$ 79,738	ThU.S.$ 76,782

Summarized financial information of associates

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
03-31-2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	5,061	-	17,041	10	22,113
Non-current assets of associates	87,305	2,507	-	148,448	62	238,322
Total of associates	87,306	7,568	-	165,489	72	260,435
Current liabilities of associates	55	4,066	-	26,803	-	30,924
Non-current liabilities of associates	-	1,783	-	50,915	35	52,733
Equity	87,251	1,719	-	87,771	37	176,778
Total of associates	87,306	7,568	-	165,489	72	260,435

03-31-2025
Income	-	841	-	3,399	-	4,240
Other income / expenses	5,868	(740)	-	(347)	-	4,781
Net profit or loss (continuing operations) of associates	5,868	101	-	3,052	-	9,021
Other comprehensive income	(970)	-	-	-	-	(970)
Comprehensive income	4,898	101	-	3,052	-	8,051
Dividends received	-	-	-	3,111	-	3,111

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
12-31-2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	4,616	-	10,574	10	15,201
Non-current assets of associates	72,041	2,465	-	145,212	62	219,780
Total of associates	72,042	7,081	-	155,786	72	234,981
Current liabilities of associates	54	3,838	-	11,667	-	15,559
Non-current liabilities of associates	-	1,693	-	59,474	35	61,202
Equity	71,988	1,550	-	84,645	37	158,220
Total of associates	72,042	7,081	-	155,786	72	234,981

03-31-2024
Income	-	1,201	2,533	2,490	-	6,224
Other income / expenses	(9,885)	(1,567)	(1,164)	(203)	-	(12,819)
Net profit or loss (continuing operations) of associates	(9,885)	(366)	1,369	2,287	-	(6,595)
Other comprehensive income	-	-	-	-	-	-
Comprehensive income	(9,885)	(366)	1,369	2,287	-	(6,595)
Dividends received	-	-	-	-	-	-

61

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance as of January 1	406,611	423,611
Changes
Investment in associates, additions (1)	5,745	11,395
Investment in joint ventures, additions (2)	-	38,607
Share of profit (loss) in investment in associates	(1,792)	(24,075)
Share of profit (loss) in investment in joint ventures	(5,919)	(23,142)
Dividends received, Investments in associates	(3,111)	(3,000)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	10,564	(22,658)
Other increase (decrease) in investment in associates and joint ventures	61	5,873
Total changes	5,548	(17,000)
Closing balance	412,159	406,611

Year 2025

(1) During the month of March, Celulosa Arauco y Constitución S.A. made capital contributions to the company Inversiones Puerto Coronel S.A. through the capitalization of loans receivable with Compañía Puerto de Coronel S.A. for ThU.S.$ 5,745.

Year 2024

(1) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 63,488 that is equivalent to ThU.S.$ 11,395 for 63,488,424 shares.

(2) In 2024, Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 12,066.

-In 2024, Forestal Arauco S.A., made capital contributions to the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico Margaritas SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., for Th$ 500 that is equivalent to ThU.S.$ 0.5 for 500 shares in each entity.

-In 2024, Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA.amounting to ThCLP$ 285,000 equivalents to ThU.S.$ 296, corresponding to 285 shares.

-In 2024, Arauco Wood Limited, made capital contributions to Sonae Arauco S.A. for Th€ 25,000 that is equivalent to ThU.S.$ 26,240 for 714,286 shares.

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	79,737	76,782
Carrying amount of investments in joint ventures accounted for using equity method	332,422	329,829
Total investment accounted for using equity method	412,159	406,611

62

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of March 31, 2025 and December 31, 2024 are reported below:

On January 1, 2025, a corporate reorganization was carried out through the merger by absorption by Eufores S.A. of the companies Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada, prior to the sale by Forestal Cono Sur S.A. to Eufores S.A. of all of its shares in Taurion Asociación Agraria de Responsabilidad Limitada and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.

During 2024, Arauco made contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 12,066 through its subsidiary Forestal Arauco S.A.

On December 18, 2024, Arauco made a capital contribution to the company Sonae Arauco S.A. for Th€ 25,000 (equivalent to ThU.S.$ 24,240 on the payment date), through its subsidiary in the United Kingdom, Arauco Wood Limited, maintaining 50% of control through a joint agreement.

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (entities classified as Arauco’s joint operation in Uruguay), acquired all shares and social rights of four companies owned by Global Timber Spain SLU and Global Timber International LLC. The acquired companies are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada. Collectively, these companies own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus trees. The price agreed for this operation amounted to ThU.S.$ 80,287 and the amount paid during the period was ThU.S.$ 72,038.

On March 6, 2024, Arauco made a capital contribution to Eufores S.A., a company that is part of the joint operation in Uruguay, for a total of ThU.S.$ 60,000, through its subsidiary Inversiones Arauco Internacional Ltda., maintaining 50% of control as a joint agreement. These funds were invested in the acquisition of the above-mentioned companies.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

63

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Celulosa y Energía Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	502,562	69,150	406,706	41,608
Non-current	1,898,945	123,399	1,915,522	125,452
Equity	-	2,208,958	-	2,155,168
Total joint arrangement	2,401,507	2,401,507	2,322,228	2,322,228
Investment	1,104,479		1,077,584

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	200,977		234,752
Expenses	(149,698)		(166,063)
Joint arrangement net income (loss)	51,279		68,689

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	56,655	6,200	55,490	5,971
Non-current	159,712	7,075	157,848	8,584
Equity	-	203,092	-	198,783
Total joint arrangement	216,367	216,367	213,338	213,338
Investment	101,547		99,392

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	183		292
Expenses	4,128		1,384
Joint arrangement net income (loss)	4,311		1,676

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	198,004	283,658	176,029	248,064
Non-current	1,178,513	135,411	1,151,591	144,326
Equity	-	957,448	-	935,230
Total joint arrangement	1,376,517	1,376,517	1,327,620	1,327,620
Investment	478,722		467,615

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	77,381		80,251
Expenses	(56,907)		(56,952)
Joint arrangement net income (loss)	20,474		23,299

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Zona Franca Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	11,259	89,480	8,407	88,462
Non-current	416,946	-	419,279	-
Equity	-	338,725	-	339,224
Total joint arrangement	428,205	428,205	427,686	427,686
Investment	169,362		169,612

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	5,535		5,511
Expenses	(6,034)		(6,226)
Joint arrangement net income (loss)	(499)		(715)

64

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	17,447	4,879	14,277	3,643
Non-current	40,863	5,128	41,071	5,227
Equity	-	48,303	-	46,478
Total joint arrangement	58,310	58,310	55,348	55,348
Investment	24,152		23,239

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	11,378		13,472
Expenses	(9,553)		(11,924)
Joint arrangement net income (loss)	1,825		1,548
Other comprehensive income	-		-
Comprehensive income	1,825		1,548
Dividends	-		-

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	256,181	224,551	254,698	244,912
Non-current	741,194	346,648	701,355	288,452
Equity	-	426,176	-	422,689
Total joint arrangement	997,375	997,375	956,053	956,053
Net assets	194,990		192,764
Net asset adjustment (goodwill)	18,098		18,581
Investment	213,088		211,345

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	237,550		240,614
Expenses	(250,768)		(249,968)
Joint arrangement net income (loss)	(13,218)		(9,354)
Other comprehensive income	-		-
Comprehensive income	(13,218)		(9,354)
Dividends	-		-

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	210	169	318	152
Non-current	4,563	630	4,323	602
Equity	-	3,974	-	3,887
Total joint arrangement	4,773	4,773	4,641	4,641
Investment	1,987		1,944

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(89)		(4)
Joint arrangement net income (loss)	(89)		(4)
Other comprehensive income	-		-
Comprehensive income	(89)		(4)
Dividends	-		-

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	196	550	231	545
Non-current	3,052	313	2,806	192
Equity	-	2,385	-	2,300
Total joint arrangement	3,248	3,248	3,037	3,037
Investment	1,192		1,150

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(19)		(47)
Joint arrangement net income (loss)	(19)		(47)
Other comprehensive income	-		-
Comprehensive income	(19)		(47)
Dividends	-		-

65

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	560	118	1,036	126
Non-current	4,488	1,886	4,391	1,862
Equity	-	3,044	-	3,439
Total joint arrangement	5,048	5,048	5,427	5,427
Investment	1,522		1,720

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(439)		(37)
Joint arrangement net income (loss)	(439)		(37)
Other comprehensive income	-		-
Comprehensive income	(439)		(37)
Dividends	-		-

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	3,660	23,126	2,763	17,987
Non-current	142,495	3,253	138,270	3,757
Equity	-	119,776	-	119,289
Total joint arrangement	146,155	146,155	141,033	141,033
Investment	59,888		59,645

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	487		(934)
Joint arrangement net income (loss)	487		(934)
Other comprehensive income	-		-
Comprehensive income	487		(934)
Dividends	-		-

	03-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,329	409	2,485	202
Non-current	14,421	-	14,434	-
Equity	-	16,341	-	16,717
Total joint arrangement	16,750	16,750	16,919	16,919
Investment on equity	8,355		8,547
Goodwill	39,576		39,576
	47,931		48,123

	03-31-2025		03-31-2024
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(376)		(332)
Joint arrangement net income (loss)	(376)		(332)
Other comprehensive income	-		-
Comprehensive income	(376)		(332)
Dividends	-		-

66

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in prior years, leaving a balance of ThU.S.$ 3,639 as of March 31, 2025.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of cellulose pulp, which to date is ThU.S.$ 126,921. (ThU.S.$ 126,921 as of December 31, 2024).

The assumptions included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023, the decision to suspend the manufacturing pulp process at the Licancel mill (Chile) was informed. In 2023, an impairment provision was recognized for a total of ThU.S.$ 61,039, which includes Property, plant and equipment and Inventory of spare parts. In 2025, reversals and write-offs were made to the provision, leaving a balance of ThU.S.$ 1,578 at the end of March 2025.

In the second quarter of 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserradero Horcones II in Chile, which is part of the wood product segment, due to supply issues, rising costs and decreased availability of raw materials. As of March 31, 2025, the balance of this provision remains.

In 2024, an impairment provision of ThU.S.$ 7,272 was recognized corresponding to the indefinite suspension of operations of the Aserradero El Colorado in Chile, which is part of the wood product segment. As of March 31, 2025, the balance of this provision remains.

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with Line MDF1 of the Trupán-Cholguán complex, which is part of the wood product segment, it is developing a project to modernize and renovate parts of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products. As of March 31, 2025, the balance of this provision remains.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note. During 2024, the provision was written off and reversed during 2025, leaving the provision at zero as of March 31, 2025.

As of December 31, 2024, impairment provisions associated with sales and recoveries from property, plant and equipment of United States subsidiary were reversed for a total of ThU.S.$ 13,816 leaving a balance of ThU.S.$7,903 by the end of March 2025.

67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	03-31-2025	12-31-2024
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	365,504	401,527
Impairment loss recognized in profit or loss	2,844	15,684
Reversal of impairment loss recognized in profit or loss	(59,665)	(38,087)
Increase (decrease) in foreign exchange	3,254	(13,620)
Closing balance	311,937	365,504

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	03-31-2025	12-31-2024
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	31,578	31,933
Impairment loss recognized in profit or loss	34	2,840
Reverse of impairment recognized loss in profit or loss	(148)	(2,493)
Increase (decrease) in foreign exchange	155	(702)
Closing balance	31,619	31,578

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 52,113 (ThU.S.$ 51,325 on December 31, 2024), as shown below:

	03-31-2025	12-31-2024
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,555	40,554
Arauco do Brasil S.A. (Pien mill)	10,826	10,039
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	52,113	51,325

	03-31-2025	12-31-2024
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	51,325	55,891
Impairment	-	(1,359)
Increase (decrease) in foreign exchange	788	(3,207)
Closing balance	52,113	51,325

Of the total of goodwill, ThU.S.$ 40,555 (ThU.S.$ 40,554 as of December 31, 2024) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7,5%, which reflects current market assessments for the wood products segment in North America.

As of March 31, 2025, Arauco recorded a goodwill balance of ThU.S.$ 10,826, associated with the cash-generating unit of the MDF line, in connection with its investment in the panel plant in Pien, Brazil. This represents an increase from the ThU.S.$10,039 reported as of December 31, 2024.

68

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The recoverable amount for the group of cash-generating units of the Pien mill was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of March 31, 2025 and December 31, 2024, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Do Brasil S.A. for the group of cash-generating units did not exceed their recoverable value, except for ThU.S.$ 1,359 of impairment of goodwill and ThU.S.$ 5,867 of impairment of assets associated exclusively with the MDP line of cash-generating unit of the Pien mill recognized in 2024.

69

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.

On August 13, 2018, the Constitución’s Truck Owners Trade Association (in Spanish, Asociación Gremial de Dueños de Camiones de Constitución or “ASODUCAM”) filed a claim – seeking the specific performance of a contract and damages – against Forestal Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A.

The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco SpA., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

On February 5, 2024, Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. formally objected to a transaction exception and, in subsidy, answered the lawsuit. For its part, Forestal Arauco S.A. directly answered the lawsuit presented by ASODUCAM.

On April 18, 2024 was held a settlement hearing, which was ultimately declared unsuccessful.

On March 28, 2025, the court issued a resolution initiating the evidentiary phase. However, this resolution is yet to be served to the parties.

Considering that the position of the defendant companies is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result and that is why, as of March 31, 2025, Arauco has not established any provision for this contingency.

Forestal Arauco S.A.

On July 7, 2015, Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), They request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

Upon conclusion of the discussion period, on September 2, 2022, the Company filed a motion for abandonment of proceedings, the resolution of which is still pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result, and that is why, as of March 31, 2025, Arauco has not established any provision for this contingency.

70

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Forestal Cholguán S.A.

On January 28, 2025, Luis Cabezas Roa filed a claim for damages against Forestal Cholguán S.A. before the 20th Civil Court of Santiago (C-16652-2025), seeking damages compensation in the amount of $9,723,900,000 pesos (ThU.S.$10,203 as of March 31, 2025).

The plaintiff alleges that, as a result of an injunction ordering the immediate suspension of construction works decreed in case docket No. C-122-2021 by the Civil Court of Laja, regarding a new construction works complaint filed by Forestal Cholguán S.A., which was rejected by said court and subsequently confirmed by the Court of Appeals of Concepción, Mr. Luis Cabezas Roa was purportedly prevented from exercising his legitimate rights over the property in question, thus allegedly causing him various types of damages. Specifically, the plaintiff is seeking payment of $9,333,900,000 for loss of profits (ThU.S.$9,794 as of March 31, 2025), $140,000,000 for consequential damages (ThU.S.$147 as of March 31, 2025) and $250,000,000 for non-monetary damages (ThU.S.$262 as of March 31, 2025).

On April 3, 2025, Forestal Cholguán S.A. answered the claim, and the plaintiff’s reply is pending.

Since the Company's position is supported by sound legal arguments, there is a reasonable likelihood of obtaining a favorable outcome; therefore, as of March 31, 2025, Arauco has not made any provision for this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure was under administratively and judicially discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a resolution by which it admitted a precautionary measure requested by the Company, ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to ThU.S.$ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. In the same file of judicial challenge of Note 145/05, the Company included a request for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim was being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. In its ruling issued on June 13, 2024, the Supreme Court declared both motions inadmissible, thus ratifying the legality of Note 145/05. The Company’s legal advisors are of the opinion that since the Enforcement Authority did not establish that Arauco was not entitled to the exemption (neither in Note 145/05, nor in any subsequent administrative act), and to the extent that the committed forestry projects are declared completed, the sums paid as precautionary export duties should be returned to the Company, not based on the illegality of Note 145/05, but rather on the effective enjoyment of the received benefits.

71

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 406 as of March 31, 2025) in favor of the Secretary of Agriculture, Livestock and Fishing.

Moreover, the Company has submitted annual forestry plans covering the period from 2007 to 2022 for its plantations located in the Provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fisheries issued Resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for the year 2007. Additionally, said agency, through Resolution No. 2019-114-APN-SECAGYP#MPYT, dated June 12, 2019, approved the 2009 annual forestry plan and, through resolution No. 2019-228-APN-SECAGYP#MPYT, dated November 29, 2019, approved the 2008 annual forestry plan. For this reason, Arauco Argentina S.A. will be able to compute the income tax exemption corresponding to the forest appraisal on the plantations harvested from the land included in those plans as from fiscal year 2019.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first administrative level resolution, which partially confirmed the sanction. Against this resolution, a voluntary appeal to revoke the Notice of Infringement was filed before the Administrative Council of Fiscal Resources of Brazil (in Portuguese, Conselho Administrativo de Recursos Fiscais or “CARF”), which is the second level.

72

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

On May 16, 2017, the CARF issued its decision on the matter, and confirmed certain arguments presented by the Company regarding the premium, although it decided preserving additional charges. On September 27, 2018, Arauco do Brasil S.A was notified of the CARF’s decision, and the Company then filed a motion for clarification to clarify certain elements of the CARF’s decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, set a deadline to file the last appeal within the administrative scope (“Special Appeal”). This Special Appeal was lodged before the CARF High Chamber of Fiscal Resources (in Portuguese, Camara Superior de Recursos Fiscais or “CSRF”) on February 11, 2019, reiterating the allegations put forth by the Company’s defense regarding the issues and charges that remained outstanding in the process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 6,009 as of March 31, 2025). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 640 as of March 31, 2025) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (ThU.S.$ 1,493 as of March 31, 2025).

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 7,343 as of March 31, 2025). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 4,624 as of March 31, 2025). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 2,719 as of March 31, 2025).

On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

73

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

On September 27, 2024 the case was included in the agenda for judgment on October 15, 2024. The trial of the case was suspended due to a request for review by one of the judges of the court.

On November 11, 2024, Arauco's appeal was denied, the Federal Reserve's appeal was granted and the court of second instance restored the total amount disputed in the annulment lawsuit, the estimated amount of which is 46,237,171 reais (ThU.S.$ 8,052 as of March 31, 2025). The deadline for filing an appeal against the second instance decision is currently open.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of March 31, 2025, Arauco has not established any provision for this contingency.

2) In 2013, a service provider (Emontcontrau) instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 14,629 as of March 31, 2025) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 7,479 as of March 31, 2025) was fully reversed.

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco.

In October 2023, the special appeal was rejected. In November 2023, the contractor firm lodged an appeal, seeking admissibility, but in April 2024 said appeal was not admitted.

In May 2024, opposing counsel filed a new appeal seeking a review of their main appeal by the Superior Court of Law. This appeal is still pending.

A ruling on the appeal filed by opposing counsel is still pending.

74

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 4,175 as of March 31, 2025), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 13,529 as of March 31, 2025); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 150 as of March 31, 2025); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S.$ 16,783 as of March 31, 2025), $ 66,250,020 (ThU.S.$ 3,248 as of March 31, 2025), $ 46,389,980 (ThU.S.$ 2,274 as of March 31, 2025) and $ 11,457,000 Mexican pesos (ThU.S.$ 562 as of March 31, 2025), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 445,712,085 Mexican pesos (ThU.S.$ 21,848 as of March 31, 2025).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of March 31, 2025, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of March 31, 2025 and December 31, 2024 are as follows:

	03-31-2025	12-31-2024
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	1,979	1,837
Provisions for litigations	585	499
Other short-term provisions	1,394	1,338
Long-term provisions, non-Current	33,099	33,121
Provisions for litigations	29,243	29,265
Other long-term provisions	3,856	3,856
Total provisions	35,078	34,958

	03-31-2025
	Litigations	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,764	5,194	34,958
Changes in provisions
Additional provisions	419	-	419
Used provisions	(409)	(25)	(434)
Increase (decrease) in foreign exchange	54	81	135
Total changes	64	56	120
Closing balance	29,828	5,250	35,078

75

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2024
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,091	3,465	32,556
Changes in provisions
Additional provisions	3,763	4,667	8,430
Used provisions	(1,834)	(2,310)	(4,144)
Increase (decrease) in foreign exchange	(1,261)	(628)	(1,889)
Other increases (decreases)	5	-	5
Total changes	673	1,729	2,402
Closing balance	29,764	5,194	34,958

(*) The increase in litigations is mainly made up of ThU.S.$ 3,673 by subsidiaries in Argentina and Brazil for civil and labor lawsuits.

(**) The increase in Other Provisions corresponds mainly to the deferred subsidy of one subsidiary in Brazil. In addition, the decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 of Arauco mill.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

76

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	03-31-2025	12-31-2024
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	55,485	55,980
Intangible assets under development (IT programs)	1,148	1,025
Computer software	16,804	17,866
Water rights	4,338	4,338
Customer relationship	13,245	14,367
Other identifiable intangible assets	19,950	18,384
Classes of intangible assets, gross	232,142	230,158
Intangible assets under development (IT programs)	1,148	1,025
Computer software	127,989	127,944
Water rights	4,338	4,338
Customer relationship	73,982	73,888
Other identifiable intangible assets	24,685	22,963
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(176,657)	(174,178)
Accumulated amortization and impairment, intangible assets	(176,657)	(174,178)
Computer software	(111,185)	(110,078)
Customer relationship	(60,737)	(59,521)
Other identifiable intangible assets	(4,735)	(4,579)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2025
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,025	17,866	4,338	14,367	18,384	55,980
Changes
Additions	182	463	-	-	1,660	2,305
Amortization	-	(1,751)	-	(1,193)	(89)	(3,033)
Increase (decrease) in foreign exchange	-	130	-	71	(5)	196
Increase (decrease) though transfers	-	37	-	-	-	37
Other increases (decreases)	(59)	59	-	-	-	-
Changes total	123	(1,062)	-	(1,122)	1,566	(495)
Closing balance	1,148	16,804	4,338	13,245	19,950	55,485

	12-31-2024
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,234	4,999	19,457	17,948	66,431
Changes
Additions	1,099	3,298	-	-	1,422	5,819
Disposals	(7)	(108)	(661)	-	-	(776)
Amortization	-	(8,234)	-	(4,925)	(550)	(13,709)
Increase (decrease) in foreign exchange	-	(440)	-	(165)	(436)	(1,041)
Increase (decrease) though transfers	(670)	-	-	-	-	(670)
Other increases (decreases)	(2,190)	2,116	-	-	-	(74)
Changes total	(1,768)	(3,368)	(661)	(5,090)	436	(10,451)
Closing balance	1,025	17,866	4,338	14,367	18,384	55,980

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

77

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of March 31, 2025, Arauco had a total surface of 1.67 million hectares of which 934.6 thousand hectares are used for forestry planting, 484.6 thousand hectares are native forest, 113.9 thousand hectares are used for other purposes and 137.9 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment, Forest plantations are presented in Biological Assets.

For the year ended as of March 31, 2025, the production volume of logs totaled 4.4 million m3 (5.1 million m3 as of March 31, 2024).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income per function, as of March 31, 2025 amounted to ThU.S.$ 15,770 (ThU.S.$ 4,911 as of March 31, 2024). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of March 31, 2025 amounted to ThU.S.$ 38,907 (ThU.S.$ 66,407 as of March 31, 2024).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

78

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

- The discount rates used are 6.4% in Chile, 22.6% in Argentina, 8.3% Brazil and 9% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth the sensitivity to changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(108,419)
	-0.5	116,053
Margins (%)	10	405,217
	-10	(405,217)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of March 31, 2025, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

79

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	315,795	315,500
Non-current	2,774,854	2,747,894
Total	3,090,649	3,063,394

Reconciliation of carrying amount of biological assets

	03-31-2025
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	315,500	2,747,894	3,063,394
Changes in real incurred cost	2,821	51,232	54,053
Additions through acquisition	-	108,564	108,564
Sales	(13)	(1,409)	(1,422)
Harvest	(36,036)	-	(36,036)
Increases (decreases) in foreign exchange	142	-	142
Loss of forest due to fires	-	(17,051)	(17,051)
Transfers from non-current to current	38,728	(38,728)	-
Other increases (decreases)	-	(144)	(144)
Changes in fair value	(2,526)	(24,272)	(26,798)
Gain (losses) arising from changes in fair value minus sale costs	103	15,667	15,770
Sales	12	(2,721)	(2,709)
Harvest	(38,762)	-	(38,762)
Increases (decreases) in foreign exchange	(46)	-	(46)
Loss of forest due to fires	-	(794)	(794)
Transfers from non-current to current	36,167	(36,167)	-
Other increases (decreases)	-	(257)	(257)
Total changes	295	26,960	27,255
Closing balance	315,795	2,774,854	3,090,649

	12-31-2024
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	16,970	149,293	166,263
Additions through acquisition	-	380,414	380,414
Increases (decreases) due to business combination	-	21,880	21,880
Sales	(27)	(6,481)	(6,508)
Harvest	(140,381)	-	(140,381)
Increases (decreases) in foreign exchange	(4,268)	(58,983)	(63,251)
Loss of forest due to fires	-	(25,633)	(25,633)
Transfers from non-current to current	161,646	(161,646)	-
Other increases (decreases)	-	(258)	(258)
Changes in fair value	(72,427)	(53,021)	(125,448)
Gain (losses) arising from changes in fair value minus sale costs	-	117,316	117,316
Sales	-	(7,946)	(7,946)
Harvest	(241,617)	-	(241,617)
Increases (decreases) in foreign exchange	(6,739)	13,219	6,480
Loss of forest due to fires	-	715	715
Transfers from non-current to current	175,929	(175,929)	-
Other increases (decreases)	-	(396)	(396)
Total changes	(55,457)	96,272	40,815
Closing balance	315,500	2,747,894	3,063,394

80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of March 31, 2025 and December 31, 2024 Arauco had made and / or had committed the following disbursements in major environmental projects:

81

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

03-31-2025		Disbursements undertaken 2025				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	-	Assets	Properties, plants and equipments	1,050	2025
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,117	Assets	Properties, plants and equipments	5,582	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	707	Assets	Properties, plants and equipments	17,535	2025
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	3,913	Expense	Operating costs	12,909	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,570	Expense	Operating costs	13,795	2025
Arauco do Brasil S.A.	Environmental improvement studies	In process	174	Assets	Properties, plants and equipments	331	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	327	Assets	Properties, plants and equipments	656	2025
Arauco Celulose do Brasil S.A.	Environmental improvement studies	In process	127	Expense	Operating costs	1,877	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	574	Expense	Operating costs	1,432	2025
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	238	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	123	Expense	Operating costs	492	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,780	Assets	Properties, plants and equipments	2,967	2025
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	150	Assets	Properties, plants and equipments	2,350	2025
Arauco North America, Inc	Environmental improvement studies	In process	67	Assets	Properties, plants and equipments	211	2025
		TOTAL	12,688			61,425

12-31-2024		Disbursements undertaken 2024				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	104	Assets	Properties, plants and equipments	1,222	2025
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	-	Assets	Properties, plants and equipments	511	2025
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,516	Assets	Properties, plants and equipments	5,070	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,256	Assets	Properties, plants and equipments	8,816	2025
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	16,822	Expense	Operating costs	-	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,365	Expense	Operating costs	-	2025
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,799	Assets	Properties, plants and equipments	270	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Properties, plants and equipments	553	2025
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	223	Expense	Operating costs	127	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	2,372	Expense	Operating costs	1,881	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	496	Expense	Operating costs	41	2025
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	150	Assets	Properties, plants and equipments	2,500	2025
Arauco Industria de México, S.A. de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	803	Expense	Operating costs	-	2025
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	50,523			20,991

82

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale were all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares of this associate.

On July 16, 2024, Arauco transferred all shares and interests held in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., entities owning assets primarily located in the state of Paraná, Brazil. The sale price, which amounted to ThU.S.$ 1,168,161, amount that was fully paid on that date. Subsequently, on October 17, 2024, an additional payment of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests did not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	03-31-2025	12-31-2024
Assets classified as held for sale	ThU.S.$	ThU.S.$
Property, plant and equiment	5,182	3,767
Assets classified as held for sale	5,182	3,767

As of March 31, 2025, the Company recognized a credit to earnings of ThU.S.$3,099 and a credit to reserve of exchange differences on translation of ThU.S.$2,053 for the update of net deferred taxes recognized in connection with the sale agreement. These deferred taxes reflect the difference between the financial and tax value of the companies to be sold, which were not recorded in accordance with IAS 12. These deferred taxes were subsequently allocated to the tax result that was generated at the closing of the sale of the aforesaid investments.

83

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of March 31, 2025 and December 31, 2024, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	03-31-2025		12-31-2024
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss (held for trading)	82,644	82,644	70,330	70,330
Derivative	3	3	31	31
Mutual funds (1)	82,641	82,641	70,299	70,299

Financial assets at amortized cost	1,985,744	1,985,744	2,165,579	2,165,579
Cash and cash equivalents	850,506	850,506	1,001,261	1,001,261
Cash	518,796	518,796	642,111	642,111
Time deposits	329,547	329,547	359,150	359,150
Resale agreements	2,163	2,163	-	-
Accounts receivable (net)	1,125,270	1,125,270	1,120,442	1,120,442
Trade receivables	850,430	850,430	898,717	898,717
Lease receivable	94,401	94,401	67,687	67,687
Sundry debtors	19,870	19,870	20,206	20,206
Other receivables	90,962	90,962	70,367	70,367
Prepayments	69,607	69,607	63,465	63,465
Accounts receivable from related parties	400	400	10,159	10,159
Other financial assets	9,568	9,568	33,717	33,717

Hedging assets	191,746	191,746	8,959	8,959

Financial liabilities at amortized cost (2)	7,596,094	6,843,193	7,414,740	6,799,888
Bonds issued denominated in U.S. dollars	2,910,140	2,638,226	2,898,249	2,638,226
Bonds issued denominated in U.F. (3)	1,942,490	1,404,819	1,819,427	1,404,819
Bank borrowings in U.S. dollars	639,012	682,390	626,169	673,243
Bank borrowings in other currencies	531,908	545,214	524,854	537,559
Lease liabilities	774,503	774,503	727,990	727,990
Trade and other payables	764,657	764,657	781,281	781,281
Accounts payable to related parties	33,384	33,384	36,770	36,770

Financial liabilities at fair value through profit or loss	38	38	12	12

Hedging liabilities	120,820	120,820	201,906	201,906

Other financial liabilities (4)	8,220	8,220	-	-
(1)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.
(2)	Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(3)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(4)	“Other financial liabilities” corresponds mainly to the balance due for margin calls associated with transactions with derivative financial instruments.

84

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.2	Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of March 31, 2025 and December 31, 2024, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	03-31-2025	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	3	-	3	-
Mutual Funds	82,641	82,641	-	-

Hedging assets	191,746	-	191,746	-

Financial liabilities at fair value through profit or loss	38	-	38	-

Hedging liabilities	120,820	-	120,820	-

	12-31-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	31	-	31	-
Mutual Funds	70,299	70,299	-	-

Hedging assets	8,959	-	8,959	-

Financial liabilities at fair value through profit or loss	12	-	12	-
Hedging liabilities	201,906	-	201,906	-

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

85

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of March 31, 2025 and December 31, 2024:

	03-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	82,255	33,953	116,208	786,307	1,221,787	2,728,328	4,736,422	4,852,630
Bank borrowings	184,904	139,240	324,144	676,175	170,601	-	846,776	1,170,920
Swap and Forward	862	-	862	308	37,678	82,010	119,996	120,858
Other financial liabilities	-	8,220	8,220	-	-	-	-	8,220
Total other financial liabilities (a)	268,021	181,413	449,434	1,462,790	1,430,066	2,810,338	5,703,194	6,152,628

	03-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	12,762	48,850	61,612	103,104	83,694	526,093	712,891	774,503
Total lease liabilities (b)	12,762	48,850	61,612	103,104	83,694	526,093	712,891	774,503

	03-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	720,025	9,992	730,017	34,640	-	-	34,640	764,657
Accounts payable to related companies	7,222	-	7,222	14,007	7,934	4,221	26,162	33,384
Total accounts payable (c)	727,247	9,992	737,239	48,647	7,934	4,221	60,802	798,041
Total financial liabilities (a) + (b) + (c)	1,008,030	240,255	1,248,285	1,614,541	1,521,694	3,340,652	6,476,887	7,725,172

86

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	19,739	67,522	87,261	768,767	711,705	3,149,943	4,630,415	4,717,676
Bank borrowings	28,154	220,673	248,827	728,289	173,907	-	902,196	1,151,023
Swap and Forward	12,817	-	12,817	189,101	-	-	189,101	201,918
Total other financial liabilities (a)	60,710	288,195	348,905	1,686,157	885,612	3,149,943	5,721,712	6,070,617

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990
Total lease liabilities (b)	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	741,847	4,124	745,971	35,310	-	-	35,310	781,281
Accounts payable to related companies	10,563	-	10,563	13,655	7,581	4,971	26,207	36,770
Total accounts payable (c)	752,410	4,124	756,534	48,965	7,581	4,971	61,517	818,051
Total financial liabilities (a) + (b) + (c)	828,236	333,054	1,161,290	1,839,700	963,683	3,651,985	6,455,368	7,616,658

23.4 Derivative instruments

Hedging instruments recorded as of March 31, 2025 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the interim consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in interim consolidated statement of changes in equity as other comprehensive income or the interim consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of March 31, 2025 and December 31, 2024, is presented below:

Financial instruments	03-31-2025 Fair value ThU.S.$	12-31-2024 Fair value ThU.S.$
Financial assets at fair value through profit or loss	3	31

Hedging assets	191,746	8,959

Financial liabilities at fair value through profit or loss	(38)	(12)

Hedging liabilities	(120,820)	(201,906)

87

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of March 31, 2025 and December 31, 2024:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	03-31-2025 fair value ThU.S.$	12-31-2024 fair value ThU.S.$
F	BCI	17,500,011	454,545	2021-10-30	2029-10-30	1,769	757
F	Scotiabank	17,521,026	454,545	2021-10-30	2029-10-30	1,932	922
F	Banco de Chile	17,262,302	454,545	2019-04-30	2029-10-30	1,419	493
F	BCI	69,274,311	1,818,180	2023-04-30	2029-10-30	6,169	2,133
P	BCI	55,997,675	1,454,545	2021-11-15	2032-11-15	7,149	3,793
P	Itau	30,843,030	727,272	2023-11-15	2032-11-15	(906)	(2,055)
P	Santander	60,731,198	1,454,545	2023-11-15	2032-11-15	(1,280)	(4,577)
R	Deutsche	85,740,788	2,000,000	2024-04-01	2035-04-01	(4,979)	(9,606)
R	JP Morgan	86,147,464	44,277,070	2024-04-01	2035-04-01	(4,707)	(9,016)
R	Deutsche	43,185,224	1,000,000	2024-04-01	2035-04-01	(2,380)	(4,694)
S	Santander	201,340,031	5,000,000	2016-11-15	2026-11-15	5,047	(4,962)
W	Goldman Sachs	40,521,750	1,000,000	2018-10-10	2028-10-10	(302)	(2,337)
W	Scotiabank	40,537,926	1,000,000	2018-10-10	2028-10-10	(334)	(2,392)
W	Goldman Sachs	40,066,555	1,000,000	2018-10-10	2028-10-10	229	(1,818)
X	Santander	216,372,290	5,500,000	2018-10-10	2038-10-10	(10,578)	(24,268)
Y	JP Morgan	89,387,460	2,000,000	2023-04-10	2032-04-10	(9,944)	(13,808)
Z	Santander	90,274,363	2,000,000	2023-04-10	2032-04-10	(11,017)	(15,414)
Z	Banco de Chile	44,572,044	1,000,000	2023-04-10	2032-04-10	(4,434)	(6,367)
Z	JP Morgan	89,131,686	2,000,000	2023-04-10	2032-04-10	(8,861)	(12,780)
AB	BCI	131,196,937	3,000,000	2023-05-15	2033-05-15	(9,333)	(15,895)
AB	Banco de Chile	43,601,403	1,000,000	2023-05-15	2033-05-15	(2,995)	(4,983)
AB	Itau	43,654,189	1,000,000	2023-05-15	2033-05-15	(3,210)	(4,778)
AC	Scotiabank	40,788,609	1,000,000	2024-10-01	2031-04-01	9	-
AE	BCI	39,046,019	1,000,000	2024-10-01	2034-04-01	1,282	-
AE	Scotiabank	38,659,980	1,000,000	2024-10-01	2034-04-01	1,604	-
AE	BCI	123,898,100	3,000,000	2024-10-01	2034-04-01	(3,480)	-
AE	Bofa	40,890,553	1,000,000	2024-10-01	2034-04-01	(982)	-
AE	Santander	41,198,154	1,000,000	2024-10-01	2034-04-01	(1,554)	-
AE	JP Morgan	40,538,132	1,000,000	2024-10-01	2034-04-01	(391)	-
AE	Banco de Chile	41,760,550	1,000,000	2024-10-01	2034-04-01	(977)	-
						(56,035)	(131,652)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	03-31-2025 fair value ThU.S.$	12-31-2024 fair value ThU.S.$
Santander	69,805,992	58,823,529	2021-06-15	2029-12-15	(7,596)	(9,494)
Banco de Chile	34,902,941	29,411,765	2021-06-15	2029-12-15	(3,515)	(4,243)
MUFG	69,805,882	58,823,529	2021-06-15	2029-12-15	(7,485)	(8,974)
JP Morgan	139,611,765	117,647,059	2021-06-15	2029-12-15	(14,707)	(17,682)
HSBC	34,902,941	29,411,765	2021-06-15	2029-12-15	(3,741)	(4,488)
					(37,044)	(44,881)

88

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Forward

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	03-31-2025 fair value ThU.S.$	12-31-2024 fair value ThU.S.$
BRLUSD	JP Morgan	50,000,000	2024-12-11	2025-02-18	-	(1,119)
BRLUSD	Santander Chile	43,000,000	2024-12-11	2025-02-18	-	(1,106)
BRLUSD	Bank of America	73,000,000	2024-12-11	2025-03-26	-	(1,773)
BRLUSD	HSBC Bank	70,000,000	2024-12-13	2025-05-15	5,190	(1,732)
BRLUSD	SMBC	73,000,000	2024-12-13	2025-06-25	5,189	(1,897)
BRLUSD	MUFG	50,000,000	2024-12-16	2025-08-18	3,875	(999)
BRLUSD	Santander Chile	48,000,000	2024-12-16	2025-08-18	3,775	(854)
BRLUSD	Bank of America	50,000,000	2024-12-17	2025-09-24	4,760	(237)
BRLUSD	JP Morgan	44,000,000	2024-12-17	2025-09-24	4,459	5
BRLUSD	Santander Chile	50,000,000	2024-12-18	2025-11-17	4,627	(223)
BRLUSD	JP Morgan	50,000,000	2024-12-18	2025-11-17	4,932	(95)
BRLUSD	HSBC Bank	29,000,000	2024-12-18	2025-11-17	2,795	(66)
BRLUSD	SMBC	50,000,000	2024-12-19	2025-12-17	5,616	631
BRLUSD	JP Morgan	50,000,000	2024-12-19	2025-12-17	4,890	(120)
BRLUSD	Bank of America	21,000,000	2024-12-19	2025-12-17	2,014	(72)
BRLUSD	MUFG	50,000,000	2024-12-20	2026-02-19	3,848	(934)
BRLUSD	Mizuho	69,000,000	2024-12-20	2026-02-19	5,096	(1,450)
BRLUSD	MUFG	50,000,000	2024-12-23	2026-03-25	4,366	(456)
BRLUSD	Mizuho	50,000,000	2024-12-23	2026-03-25	4,296	(496)
BRLUSD	SMBC	28,000,000	2024-12-23	2026-03-25	2,509	(187)
BRLUSD	Santander Chile	50,000,000	2024-12-26	2026-05-15	4,690	(90)
BRLUSD	BNP Paribas	86,000,000	2024-12-26	2026-05-15	7,777	(479)
BRLUSD	MUFG	50,000,000	2024-12-27	2026-06-24	4,773	(60)
BRLUSD	BNP Paribas	50,000,000	2024-12-27	2026-06-24	4,909	82
BRLUSD	Mizuho	32,000,000	2024-12-27	2026-06-24	3,096	12
BRLUSD	Bank of America	50,000,000	2025-01-17	2026-08-17	3,013	-
BRLUSD	Santander	77,000,000	2025-01-17	2026-08-17	4,358	-
BRLUSD	Bank of America	62,500,000	2025-01-21	2026-09-25	3,881	-
BRLUSD	MUFG	62,500,000	2025-01-21	2026-09-25	3,820	-
BRLUSD	Mizuho	60,000,000	2025-01-22	2026-11-16	2,935	-
BRLUSD	HSBC	60,000,000	2025-01-22	2026-11-16	2,445	-
BRLUSD	Mizuho	60,000,000	2025-01-23	2026-12-21	2,531	-
BRLUSD	Santander	60,000,000	2025-01-23	2026-12-21	2,553	-
BRLUSD	Bank of America	55,000,000	2025-01-23	2027-02-18	2,045	-
BRLUSD	JP Morgan	55,000,000	2025-01-24	2027-02-18	2,032	-
BRLUSD	BNP Paribas	54,000,000	2025-01-24	2027-03-22	1,733	-
BRLUSD	MUFG	54,000,000	2025-01-24	2027-03-22	1,757	-
BRLUSD	BNP Paribas	52,000,000	2025-01-27	2027-05-17	2,227	-
BRLUSD	SMBC	52,000,000	2025-01-27	2027-05-17	2,019	-
BRLUSD	JP Morgan	47,000,000	2025-01-28	2027-06-23	1,806	-
BRLUSD	BNP Paribas	47,000,000	2025-01-28	2027-06-23	1,549	-
BRLUSD	MUFG	42,000,000	2025-01-28	2027-08-16	1,311	-
BRLUSD	BNP Paribas	42,000,000	2025-01-29	2027-08-16	1,412	-
BRLUSD	BNP Paribas	56,000,000	2025-01-29	2027-09-22	1,726	-
BRLUSD	Mizuho	26,000,000	2025-01-29	2027-11-17	816	-
BRLUSD	Mizuho	31,000,000	2025-01-29	2027-12-15	991	-
BRLUSD	Mizuho	36,000,000	2025-01-31	2027-12-15	450	-
BRLUSD	Santander	25,000,000	2025-01-31	2027-11-17	625	-
BRLUSD	JP Morgan	44,000,000	2025-02-03	2027-09-22	1,209	-
BRLUSD	Mizuho	44,000,000	2025-02-03	2027-09-22	1,090	-
BRLUSD	Bank of America	104,000,000	2025-02-03	2027-08-16	1,599	-
BRLUSD	MUFG	63,000,000	2025-02-04	2027-06-23	921	-
BRLUSD	Santander	63,000,000	2025-02-04	2027-06-23	661	-
BRLUSD	BNP	106,000,000	2025-02-04	2027-05-17	1,115	-
BRLUSD	JP Morgan	53,000,000	2025-02-05	2027-03-22	961	-
BRLUSD	JP Morgan	50,000,000	2025-02-05	2027-02-18	786	-
BRLUSD	Bank of America	66,000,000	2025-02-05	2026-12-21	1,316	-
BRLUSD	Santander	40,000,000	2025-02-06	2026-11-16	483	-
BRLUSD	MUFG	40,000,000	2025-02-06	2026-11-16	676	-
BRLUSD	Mizuho	94,000,000	2025-02-07	2026-09-25	970	-
BRLUSD	Santander	75,000,000	2025-02-10	2026-08-17	1,213	-
BRLUSD	JP Morgan	77,000,000	2025-02-11	2026-06-24	1,485	-
BRLUSD	MUFG	60,000,000	2025-02-11	2026-05-15	1,485	-
BRLUSD	BNP Paribas	49,000,000	2025-02-12	2026-03-25	524	-
BRLUSD	Bank of America	51,000,000	2025-02-12	2026-02-19	731	-
BRLUSD	Mizuho	18,000,000	2025-02-13	2025-12-17	354	-
BRLUSD	HSBC Bank	21,000,000	2025-02-13	2025-09-24	290	-
BRLUSD	Mizuho	5,000,000	2025-02-13	2025-08-18	86	-
BRLUSD	HSBC Bank	16,000,000	2025-02-13	2025-06-25	424	-
BRLUSD	JP Morgan	35,000,000	2025-02-14	2025-05-15	492	-
					164,388	(13,715)

89

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of March 31, 2025 and December 31, 2024, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	03-31-2025 notional ThU.S.$	03-31-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	4,600	97	-	-
UYUUSD	Citibank U.K.	2,800	162	1,450	41
UYUUSD	Itaú - Uruguay	5,700	155	1,150	23
UYUUSD	Banco de la República Oriental de Uruguay	5,200	224	-	-
UYUUSD	HSBC - Uruguay	10,245	(373)	10,245	(880)
UYUUSD	Citibank U.K.	-	-	1,350	(27)
UYUUSD	Itaú - Uruguay	1,150	(11)	11,395	(703)
UYUUSD	Banco de la República Oriental de Uruguay	-	-	3,825	(166)
UYUUSD	JPMorgan Chase Bank U.K.	3,100	(73)	4,620	(348)
			181		(2,060)

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of March 31, 2025 and December 31, 2024, are detailed below:

Commodity	Institution	03-31-2025 notional ThU.S.$	03-31-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	640	25	970	31
Fuel Oil N°6	DNB Bank ASA	320	3	539	11
Fuel Oil N°6	BNP Paribas	2,475	86	2,000	56
Fuel Oil N°6	JP Morgan - N.A.	3,248	(216)	2,777	(149)
Fuel Oil N°6	DNB Bank ASA	3,483	(186)	4,181	(232)
Fuel Oil N°6	BNP Paribas	4,912	(311)	4,761	(337)
			(599)		(620)

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

90

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2025 and December 31, 2024, there are provisions for impairment for ThU.S.$ 13,651 and ThU.S.$ 13,297, respectively.

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,985,744	2,165,579
Cash and cash equivalents (Mutual Funds not included)	850,506	1,001,261
Cash	518,796	642,111
Time deposits	329,547	359,150
Resale agreements	2,163	-
Accounts receivables (net)	1,125,670	1,130,601
Trade receivables	850,430	898,717
Lease receivable	94,401	67,687
Sundry debtors	19,870	20,206
Other receivables	90,962	70,367
Prepayments	69,607	63,465
Accounts receivable from related parties	400	10,159
Other financial assets (*)	9,568	33,717

(*) Corresponds to the balance of assets from margin call for current derivatives (collateral).

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2025 and December 31, 2024, classified by currency is as follows:

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Cash and cash equivalents	933,147	1,071,560
U.S. dollars	491,578	668,888
Euro	7,375	8,754
Brazilian real	163,404	117,848
Argentine pesos	10,562	12,642
Mexican pesos	26,196	40,128
Other currencies	112,563	11,794
Chilean pesos	121,469	211,506

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

91

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2025 and December 31, 2024:

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Trade and other current receivables	1,039,797	1,054,707
U.S. dollars	746,052	815,884
Euros	32,420	28,149
Brazilian real	47,768	38,327
Argentine pesos	26,194	26,569
Mexican pesos	37,782	33,704
Other currencies	9,636	1,077
Chilean pesos	114,323	92,401
U.F.	25,622	18,596

Accounts receivable from related parties, current	400	10,159
U.S. dollars	-	5,646
Argentine pesos	-	1,812
Chilean pesos	400	2,701

Trade and other non-current receivables	85,473	65,735
U.S. dollars	1,423	2,784
Brazilian real	10,467	9,891
Argentine pesos	477	458
Chilean pesos	1,576	1,505
U.F.	71,530	51,097

23.6 Financial liabilities

Arauco's financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial liabilities	03-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Total financial liabilities	7,716,952	7,616,658
Financial liabilities at fair value through profit or loss	38	12
Hedging liabilities	120,820	201,906
Financial liabilities at amortized cost	7,596,094	7,414,740

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2025 and December 31, 2024:

	03-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Bank borrowings - current portion	172,656	108,645
Bonds issued - current portion	116,208	87,261
Total	288,864	195,906

92

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		03-31-2025	12-31-2024	03-31-2025	12-31-2024
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		7,596,094	7,414,740	6,843,193	6,799,888
Bonds issued	U.S. dollar	2,910,140	2,898,249	2,638,226	2,638,226
Bonds issued	U.F.	1,942,490	1,819,427	1,404,819	1,404,819
Bank borrowings	U.S. dollar	639,012	626,169	682,390	673,243
Bank borrowings	Euro	339,003	323,417	352,309	336,122
Bank borrowings	Other currencies	192,905	201,437	192,905	201,437
Lease liabilities	U.F.	21,431	21,494	21,431	21,494
Lease liabilities	Chilean pesos	65,356	65,820	65,356	65,820
Lease liabilities	Real	557,800	504,213	557,800	504,213
Lease liabilities	Mexican pesos	10,042	1,107	10,042	1,107
Lease liabilities	U.S. dollar	118,619	133,934	118,619	133,934
Lease liabilities	Euro	394	408	394	408
Lease liabilities	Other currencies	861	1,014	861	1,014
Trade and other payables	U.S. dollar	166,136	212,689	166,136	212,689
Trade and other payables	Euro	17,369	21,414	17,369	21,414
Trade and other payables	Brazilian real	88,826	81,662	88,826	81,662
Trade and other payables	Argentine pesos	41,366	47,373	41,366	47,373
Trade and other payables	Mexican pesos	25,027	24,199	25,027	24,199
Trade and other payables	Other currencies	26,901	16,411	26,901	16,411
Trade and other payables	Chilean pesos	357,161	339,388	357,161	339,388
Trade and other payables	U.F.	41,871	38,145	41,871	38,145
Accounts payable to related parties	U.S. dollar	26,626	26,633	26,626	26,633
Accounts payable to related parties	Brazilian real	-	3,007	-	3,007
Accounts payable to related parties	Chilean pesos	6,758	7,130	6,758	7,130

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of March 31, 2025 and December 31, 2024 are as follows:

	03-31-2025
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	448,572	5,583,198	6,031,770
Lease liabilities	61,612	712,891	774,503
Trade and other payables	730,017	34,640	764,657
Accounts payable to related parties	7,222	26,162	33,384
Total financial liabilities at amortized cost	1,247,423	6,356,891	7,604,314

	12-31-2024
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	336,088	5,532,611	5,868,699
Lease liabilities	55,851	672,139	727,990
Trade and other payables	745,971	35,310	781,281
Accounts payable to related parties	10,563	26,207	36,770
Total financial liabilities at amortized cost	1,148,473	6,266,267	7,414,740

93

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January – March
	2025	2024
	ThU.S.$	ThU.S.$
Opening balance	(50,012)	(64,952)
Gains (losses) on cash flow hedges, before tax	158,131	26,700
Income tax relating to cash flow hedges of other comprehensive income	(38,614)	(3,455)
Closing balance	69,505	(41,707)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

	03-31-2025	12-31-2024	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2,0x	(1) <= 1,2x

Domestic bonds	1,942,490	1,819,427	N/R	✓
Term loan credit	278,134	273,686	✓	✓
Term loan credit (2)	209,390	212,301	✓	✓
Syndicate ECA	339,003	323,417	✓	✓

N/R: Not required for the financial obligation.

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

(2) In March 2024, our subsidiary Arauco North America, Inc. signed a Term Loan with a group of banks, for a total of MUS$210, where Arauco acts as guarantor. The structure of this loan is for three years and a single capital payment at the end of that period. During that same month, our subsidiary Arauco North America, Inc. fully prepaid its 2017 committed line of credit loan (for which Arauco acted as guarantor), for a total of MUS$ 210 plus accrued interest, which was due on the April 28, 2024.

As of March 31, 2025 and December 31, 2024, Arauco has complied with all of its financial covenants.

94

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of March 31, 2025, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2025 and December 31, 2024 is as follows:

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Equity	8,857,312	8,723,715
Bank borrowings	1,170,920	1,151,023
Lease liabilities	774,503	727,990
Bonds issued	4,852,630	4,717,676
Capitalization	15,655,365	15,320,404

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

95

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	850,394	898,681
Lease receivable	23,462	17,247
Sundry debtors	10,232	9,531
Other receivables	88,955	68,459
Prepayments	66,754	60,789
Net subtotal	1,039,797	1,054,707

Trade receivables	860,270	908,241
Lease receivable	23,462	17,247
Sundry debtors	11,705	11,056
Other receivables	89,957	69,463
Prepayments	66,754	60,789
Gross subtotal	1,052,148	1,066,796

Provision for doubtful trade receivables	9,876	9,560
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,473	1,525
Provision for doubtful other receivables	1,002	1,004
Subtotal bad debt	12,351	12,089

Non-current receivables

Trade receivables	36	36
Lease receivable	70,939	50,440
Sundry debtors	9,638	10,675
Other receivables	2,007	1,908
Prepayments	2,853	2,676
Net subtotal	85,473	65,735

Trade receivables	1,336	1,244
Lease receivable	70,939	50,440
Sundry debtors	9,638	10,675
Other receivables	2,007	1,908
Prepayments	2,853	2,676
Gross subtotal	86,773	66,943

Provision for doubtful trade receivables	1,300	1,208
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,300	1,208

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-management, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of March 31, 2025, Arauco’s balance for commercial debtors was ThU.S.$ 861,606 of which, according to the agreed sales conditions, 46.12% corresponded to sales on credit (open account), 50.71% to sales with letters of credit and 3.17% to other types of sales. The client with the largest Open Account debt represented 2.49% of the total accounts receivable as of that date.

96

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

March 31, 2025
Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,633	649	41	20	9	52	5	31	10	115	2,565
ThU.S.$	817,693	35,805	1,489	418	169	275	44	30	50	5,633	861,606
%	94.90%	4.16%	0.17%	0.05%	0.02%	0.03%	0.01%	0.00%	0.01%	0.65%	100%

December 31, 2024
Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,472	759	198	25	54	17	5	10	8	37	2,585
ThU.S.$	866,818	34,456	1,922	716	50	31	8	53	151	5,280	909,485
%	95.31%	3.78%	0.21%	0.08%	0.01%	0.00%	0.00%	0.01%	0.02%	0.58%	100%

Arauco applies IFRS 9 using the simplified method to determine the provision for expected credit losses of its commercial debtors, corresponding to accounts receivable from customers with credit line. The applied model is based on a scoring system that provides a score to each customer, which considers different variables such as country risk, payment behavior and financial condition of the debtor, among others, thus assigning a probability of default to each customer for the next 12 months. This factor is applied to the balance receivable of each debtor, determining the provision for expected credit losses.

	03-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Letters of credit	436,958	518,872
Credit line	398,630	382,117
Others	26,018	8,496
Total trade receivables	861,606	909,485
Total allowance for doubtful accounts	(11,176)	(10,768)
Total net trade receivables	850,430	898,717

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of March 31, 2025 and December 31, 2024:

	03-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	13,297	12,473
Increase due to impairment loss	890	2,840
Used impairment	-	(86)
Unused impairment reversed	(502)	(1,587)
Increase (decrease) due to exchange differences	(34)	(343)
Closing balance	13,651	13,297

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

97

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the sales risk with letters of credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit given to each customer. The approval or rejection of a credit limit for all term sales is carried out by different credit committees, which report to the Corporate Finance Management. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy defined for the Arauco group.

Arauco’s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco do Brasil S.A., Arauco Industria de Paneis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc y Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 121,858, effective as of March 31, 2025. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 91.88% and, therefore, Arauco’s portfolio exposure amounts to 8.12%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	398,630	100.00%
Secured receivables (*)	366,274	91.88%
Unsecured receivables	32,356	8.12%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

98

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2025 and December 31, 2024.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current		Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	Effective rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	9,762	9,815	293,504	-	-	-	-	19,577	293,504	7.05%	1.75% + Sofr 6m
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	37,194	37,006	73,454	72,699	71,948	71,190	-	74,200	289,291	1.10%	Fixed 1.06%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	5,095	-	-	-	-	-	-	5,095	-	3.86%	Fixed 3.86%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia	5,086	-	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	5,086	-	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia Más	5,074	-	-	-	-	-	-	5,074	-	3.00%	Fixed 3%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	329	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Santander	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	8,138	-	-	-	-	-	8,138	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	660	-	-	-	-	-	660	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	608	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	12	38	121	-	-	-	-	50	121	5.22%	Fixed 5.10%
-	TecVerde Engenharia S.A.	Brazilian real	Santander	-	-	3,627	-	-	-	-	-	3,627	14.19%	CDI + 2.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	-	503	-	-	-	-	-	503	-	15.90%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	1,812	1,640	1,468	1,291	-	-	1,812	4,399	15.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	12,011	10,898	9,756	8,601	-	-	12,011	29,255	15.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	-	6,402	6,330	23,186	20,567	9,358	-	6,402	59,441	15.10%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	-	70,354	-	-	-	-	-	70,354	-	15.77%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	-	18,984	16,712	-	-	-	-	18,984	16,712	15.71%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,523	5,362	9,687	-	-	-	-	10,885	9,687	15.70%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	12,394	12,293	210,000	-	-	-	12,394	222,293	5.77%	1.55% + Sofr 6m
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	7,663	-	-	-	-	-	-	7,663	-	4.38%	Fixed 4.38%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	7,621	-	-	-	-	-	-	7,621	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	BBVA	9,711	-	-	-	-	-	-	9,711	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	28,097	-	-	-	-	-	-	28,097	-	4.38%	Fixed 4.38%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	2,554	-	-	-	-	-	-	2,554	-	4.38%	Fixed 4.38%
-	Eufores S.A.	U.S. dollar	ITAU	12,257	-	-	-	-	-	-	12,257	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	11,178	-	-	-	-	-	-	11,178	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	Santander	33,229	-	-	-	-	-	-	33,229	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Scotiabank	5,109	-	-	-	-	-	-	5,109	-	4.66%	Fixed 4.66%
			Total bank borrowings	190,251	189,502	428,266	317,109	102,407	80,548	-	379,753	928,330

100

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	11,225	11,030	21,475	20,695	19,915	19,135	-	22,255	81,220	4.29%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,490	4,412	8,590	8,278	7,966	7,654	-	8,902	32,488	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	12,214	12,030	23,509	22,774	22,040	21,305	59,506	24,244	149,134	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,640	3,640	7,281	7,281	7,281	7,281	244,091	7,280	273,215	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,434	2,434	208,915	-	-	-	-	4,868	208,915	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,279	1,279	2,558	2,558	124,985	-	-	2,558	130,101	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	3,010	3,010	6,020	6,020	6,020	6,020	308,728	6,020	332,808	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	1,255	1,255	2,511	2,511	2,511	2,511	86,640	2,510	96,684	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	3,239	3,239	6,478	6,478	6,478	6,478	288,261	6,478	314,173	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	3,239	3,239	6,478	6,478	6,478	6,478	307,696	6,478	333,608	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	648	648	1,296	1,296	11,417	11,093	21,214	1,296	46,316	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-ae	5,650	5,650	11,299	11,299	11,299	11,299	536,770	11,300	581,966	3.07%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	9,688	9,688	19,375	519,375	-	-	-	19,376	538,750	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	796,000	22,000	884,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	10,625	10,625	21,250	21,250	21,250	510,625	-	21,250	574,375	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,036,250	27,500	1,146,250	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	-	21,000	21,000	21,000	21,000	521,000	-	21,000	584,000	5.16%	5.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	-	25,750	25,750	25,750	25,750	25,750	1,015,000	25,750	1,118,000	4.21%	4.20%
			Total	97,386	143,679	443,285	732,543	343,890	1,206,129	4,700,156	241,065	7,426,003

March 31, 2025				Maturity							Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	108	315	170	-	-	-	-	423	170
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	-	1,051	407	407	407	407	5.568	1.051	7.196
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	180	-	-	240	660
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	671	2,309	2,577	2,577	2,577	859	-	2.980	8.590
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	93	570	264	59	-	-	-	663	323
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	182	547	1,170	-	-	-	-	729	1.170
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	147	440	617	553	553	553	4.378	587	6.654
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	161	190	102	-	-	-	-	351	102
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	12	27	33	19	-	-	-	39	52
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	49	95	-	-	-	-	-	144	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	27	53	111	111	111	28	-	80	361
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	8,397	34,456	39,999	39,681	39,681	39,681	714.287	42.853	873.329
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	45	129	141	114	114	-	-	174	369
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	20	61	51	14	-	-	-	81	65
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	-	2,402	2,402	2,402	2,402	2,402	18.196	2.402	27.804
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	422	1,266	1,689	1,689	1,266	-	-	1.688	4.644
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	24	52	13	-	-	-	-	76	13
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,006	3,023	4,044	4,059	4,074	4,089	51.346	4.029	67.612
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,784	7,476	2,773	2,229	2,229	1,115	-	10.260	8.346
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	76	-	1.732	5.272
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	35	329	510	800	966	1,017	4.756	364	8.049
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	266	602	473	293	30	-	-	868	796
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	108	345	364	111	-	-	-	453	475
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	639	640	640	588	432	6.153	879	8.453
-	Eufores S.A.	U.S. dollar	Lands	1,209	3,386	6,908	6,349	6,056	5,655	32.638	4.595	57.606
-	Eufores S.A.	U.S. dollar	Plants and equipments	307	918	1,222	916	-	-	-	1.225	2.138
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	279	155	161	167	173	394	371	1.050
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,943	11,592	12,484	10,176	9,017	6,413	-	15.535	38.090
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	4	1	-	-	-	-	5	1
76.879.577-0	E2E SpA.	Chilean pesos	Lands	45	135	-	-	-	-	-	180	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	4	4	-	-	-	-	-	8	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	9	27	25	6	-	-	-	36	31
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	21	62	84	86	88	52	-	83	310
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	553	1,133	2,209	2,195	2,158	2,269	195	1.686	9.026
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	33	69	159	178	199	36	-	102	572
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	19	31	65	33	3	-	-	50	101
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	164	335	701	743	193	-	-	499	1.637
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	-	-	-	-	-	-	2	-
			Total	21,694	75,835	84,539	78,573	74,791	65,257	837,911	97,529	1,141,071

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

101

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	293,504	-	-	-	-	19,577	293,504	7.05%	1.75% + Sofr 6m
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,045	70,330	69,607	68,888	68,163	-	71,045	276,988	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	23	69	69	-	-	-	-	92	69	5.22%	Fixed 5.10%
-	TecVerde Engenharia S.A.	Brazilian real	Santander	-	-	2,899	-	-	-	-	-	2,899	14.19%	CDI + 2.66%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,663	-	-	-	-	-	7,663	-	4.38%	Fixed 4.38%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,621	-	-	-	-	-	7,621	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,711	-	-	-	-	-	9,711	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,097	-	-	-	-	-	28,097	-	4.38%	Fixed 4.38%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,554	-	-	-	-	-	2,554	-	4.38%	Fixed 4.38%
-	Eufores S.A.	U.S. dollar	ITAU	-	12,257	-	-	-	-	-	12,257	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	11,178	-	-	-	-	-	11,178	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	Santander	-	33,229	-	-	-	-	-	33,229	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	5,109	-	-	-	-	-	5,109	-	4.66%	Fixed 4.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	26	28	431	-	-	-	-	54	431	13.90%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	836	818	1,543	1,397	1,255	574	-	1,654	4,769	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,656	5,437	10,232	9,274	8,352	3,818	-	11,093	31,676	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	2,394	2,629	5,158	13,190	19,756	17,670	-	5,023	55,774	13.10%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,613	3,854	60,315	-	-	-	-	7,467	60,315	13.77%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	16,028	1,825	16,172	14,340	-	-	-	17,853	30,512	13.71%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	9,919	8,871	-	-	-	-	9,919	8,871	13.70%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	351	-	-	-	-	-	-	351	-	16.50%	Fixed 16.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	445	-	-	-	-	-	-	445	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	674	-	-	-	-	-	-	674	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	874	-	-	-	-	-	-	874	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	338	-	-	-	-	-	-	338	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	459	-	-	-	-	-	-	459	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	608	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	330	-	-	-	-	-	-	330	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	329	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	451	-	-	-	-	-	-	451	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,095	-	-	-	-	-	5,095	-	3.86%	Fixed 3.86%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia Más	-	5,074	-	-	-	-	-	5,074	-	3.00%	Fixed 3%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	12,339	12,339	216,153	-	-	-	12,339	228,492	5.80%	1.55% + Sofr 6m
			Total bank borrowings	32,498	266,237	481,863	323,961	98,251	90,225	-	298,735	994,300

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	21,025	20,288	19,551	18,814	18,077	-	21,025	76,730	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,410	8,115	7,820	7,526	7,231	-	8,410	30,692	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	22,903	22,209	21,515	20,821	20,127	56,217	22,903	140,889	4.00%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,878	6,878	6,878	6,878	6,878	230,596	6,878	258,108	3.60%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,599	197,365	-	-	-	-	4,599	197,365	2.40%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,416	2,416	2,416	118,076	-	-	2,416	122,908	2.10%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,687	5,687	5,687	5,687	5,687	291,660	5,687	314,408	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,372	2,372	2,372	2,372	2,372	81,851	2,372	91,339	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,120	6,120	6,120	6,120	6,120	272,325	6,120	296,805	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,120	6,120	6,120	6,120	6,120	290,685	6,120	315,165	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,224	1,224	1,224	10,786	10,480	20,042	1,224	43,756	3.20%	3.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-ae	-	10,674	10,674	10,674	10,674	10,674	507,095	10,674	549,791	3.10%	3.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	519,375	-	-	-	19,375	538,750	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	796,000	22,000	884,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	510,625	-	21,250	574,375	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,036,250	27,500	1,146,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	510,500	21,000	594,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,027,875	25,750	1,130,875	5.15%	5.15%
			Total	23,375	211,928	426,343	727,252	331,374	700,641	5,121,096	235,303	7,306,706

102

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	102	305	251	4	-	-	-	407	255
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	607	-	384	384	384	384	5,755	607	7,291
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	-	-	240	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	840	1,901	2,740	2,435	2,435	1,420	-	2,741	9,030
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	89	267	556	119	-	-	-	356	675
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	38	-	-	-	-	-	-	38	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	344	440	626	553	553	553	4,516	784	6,801
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	210	288	165	-	-	-	-	498	165
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	11	28	55	-	-	-	-	39	55
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	45	134	-	-	-	-	-	179	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	26	81	109	109	109	-	-	107	327
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	6,357	26,653	44,174	40,450	40,454	40,454	706,942	33,010	872,474
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	41	110	142	110	106	35	-	151	393
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	19	56	62	23	-	-	-	75	85
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	904	1,282	2,186	2,186	2,187	2,187	17,486	2,186	26,232
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	398	1,195	1,595	1,595	1,595	-	-	1,593	4,785
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	23	60	25	-	-	-	-	83	25
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,006	3,019	4,040	4,056	4,071	4,086	52,372	4,025	68,625
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,663	7,396	4,436	2,132	2,132	1,599	-	10,059	10,299
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	509	-	1,732	5,705
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	64	199	395	347	651	729	4,245	263	6,367
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	527	1,367	618	121	37	-	-	1,894	776
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	110	910	54	-	-	-	-	1,020	54
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	719	640	640	640	432	6,261	959	8,613
-	Eufores S.A.	U.S. dollar	Lands	1,067	3,202	6,682	6,187	5,894	5,496	31,739	4,269	55,998
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	-	-	-	1,223	2,444
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	278	209	159	165	170	436	370	1,139
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,771	11,257	23,120	8,624	7,639	651	-	15,028	40,034
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	4	3	-	-	-	-	5	3
76.879.577-0	E2E SpA.	Chilean pesos	Lands	54	161	-	-	-	-	-	215	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	10	-	-	-	-	-	10
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	12	28	28	11	-	-	-	40	39
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	59	80	82	84	71	-	78	317
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	131	412	280	158	14	14	-	543	466
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	36	114	140	157	175	31	-	150	503
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	26	59	64	33	3	-	-	85	100
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	162	499	701	743	193	-	-	661	1,637
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	2	-	-	-	-	-	4	-
			Total	20,838	64,885	97,768	74,612	71,493	58,821	829,752	85,723	1,132,446

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

103

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 66 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2025, the total assets pledged as an indirect guarantee were MU.S.$ 355. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	126	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	352	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	13,469	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. dollar	4,920	Innergy Soluciones Energéticas S.A.
Maderas Arauco S.A.	Guarantee policy		U.F.	2,278	Cermaq Chile S.A.
Maderas Arauco S.A.	Guarantee letter		Chilean pesos	255	Servicio Nacional de Aduanas
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	213	Innova Chile
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	437	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	43,733	Itaú Unibanco S.A.
		Total		66,480

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee. of Arauco North America. Inc.	-	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	18,302	Banco Safra S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	61,132	Itaú Unibanco S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	29,025	Banco BTG pactual S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	4,772	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	31,701	Banco Safra S.A.
		Total		354,931

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 39.3% (equivalent to ThU.S.$ -/+ 10,429), and +/- 0.08% of equity (equivalent to ThU.S.$ -/+ 7,300).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 25.7% (equivalent to ThU.S.$-/+$ 6,812) and a change on the equity of +/- 0.5% (equivalent to ThU.S.$ -/+$ 46,525).

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2025, 10.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 7.9% (equivalent to ThU.S.$-/+ 2,082) and +/- 0.02% (equivalent to ThU.S.$-/+ 1,457) on equity. This analysis does not include borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	March 2025 ThU.S.$	Total
Fixed rate	6,117,797	90.0%
Bonds issued	4,852,630
Bank borrowings and others	490,664
Lease liabilities	774,503
Variable rate	680,256	10.0%
Bonds issued	-
Bank borrowings	680,256
Total	6,798,053	100.0%

	December 2024 ThU.S.$	Total
Fixed rate	5,909,430	89.6%
Bonds issued	4,717,676
Bank borrowings and others	463,764
Lease liabilities	727,990
Variable rate	687,259	10.4%
Bonds issued	-
Bank borrowings	687,259
Total	6,596,689	100.0%

105

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2025, revenue due to pulp sales accounted for 52.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 208.2% (equivalent to ThU.S.$-/+ 55,191) on the income for the year 2025 after tax and +/- 0.4% (equivalent to ThU.S.$ -/+ 38,634) on equity.

106

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants: five in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.3 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada, The Company has a total annual production capacity of 7.2 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.1 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,400,000 m3 of sawn timber.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 6 sawmills in operation (5 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina, These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	768,921	730,167	1,499,088	-	-	1,499,088		1,499,088
Revenues from rendering of services	32,083	-	32,083	290	-	32,373		32,373
Revenues from ordinary activities	801,004	730,167	1,531,171	290	-	1,531,461		1,531,461

Revenues from transactions with reportable segments	112,894	3,356	116,250	14,268	-	130,518	(130,518)	-

Finance income	-	-	-	-	14,883	14,883		14,883
Finance costs	-	-	-	-	(98,333)	(98,333)		(98,333)
Net finance costs	-	-	-	-	(83,450)	(83,450)		(83,450)

Depreciation and amortizations	120,324	46,977	167,301	509	2,507	170,317		170,317
Other income	24,149	3,686	27,835	-	1,979	29,814		29,814
Other expenses	30,450	14,539	44,989	1	4,028	49,018		49,018

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	(4,746)	-	(4,746)	-	2,954	(1,792)		(1,792)
Joint ventures	-	(6,609)	(6,609)	-	690	(5,919)		(5,919)

Income tax expense	-	-	-	-	7,216	7,216		7,216

Profit (loss) of each reportable segment	45,232	67,680	112,912	(871)	(138,545)	(26,504)		(26,504)
Geographical information on revenues
Revenue – Chilean entities	604,538	268,983	873,521	290	-	873,811		873,811
Revenue – Foreign entities	196,466	461,184	657,650	-	-	657,650		657,650
Total revenues from ordinary activities	801,004	730,167	1,531,171	290	-	1,531,461		1,531,461

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	357,193	47,089	404,282	237	1,168	405,687	-	405,687
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	-	-	-	-

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,886,805	3,051,850	16,938,655	54,798	1,471,247	18,464,700	(29,701)	18,434,999
Segment assets (excluding deferred tax assets)	13,886,805	3,051,850	16,938,655	54,798	1,395,880	18,389,333	(29,701)	18,359,632
Deferred tax assets					75,367	75,367		75,367

Investments accounted through equity method
Associates	36,642	-	36,642	-	43,095	79,737		79,737
Joint Ventures	-	213,088	213,088	-	119,334	332,422		332,422
Segment liabilities	1,394,879	426,151	1,821,030	33,173	7,723,484	9,577,687		9,577,687
Segment liabilities (excluding deferred tax liabilities)	1,394,879	426,151	1,821,030	33,173	6,240,871	8,095,074		8,095,074
Deferred tax liabilities					1,482,613	1,482,613		1,482,613

Geographical information on non-current assets
Chile	8,241,476	490,828	8,732,304	53,339	472,750	9,258,393	(7,019)	9,251,374
Foreign countries	3,561,563	1,252,604	4,814,167	-	143,116	4,957,283		4,957,283

Total non-current assets	11,803,039	1,743,432	13,546,471	53,339	615,866	14,215,676	(7,019)	14,208,657

108

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of March 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	856,070	764,662	1,620,732	-	-	1,620,732		1,620,732
Revenues from rendering of services	33,988	-	33,988	135	-	34,123		34,123
Revenues from ordinary activities	890,058	764,662	1,654,720	135	-	1,654,855		1,654,855

Revenues from transactions with reportable segments	122,421	3,871	126,292	12,431	-	138,723	(138,723)	-

Finance income	-	-	-	-	22,051	22,051		22,051
Finance costs	-	-	-	-	(101,108)	(101,108)		(101,108)
Net finance costs	-	-	-	-	(79,057)	(79,057)		(79,057)

Depreciation and amortizations	118,597	45,429	164,026	586	2,654	167,266		167,266
Other income	10,329	3,799	14,128	-	3,774	17,902		17,902
Other expenses	15,202	14,329	29,531	-	6,046	35,577		35,577

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	1,792	-	1,792	-	(5,016)	(3,224)		(3,224)
Joint ventures	-	(4,677)	(4,677)	-	94	(4,583)		(4,583)

Income tax expense	-	-	-	-	14,710	14,710		14,710

Profit (loss) of each reportable segment	137,628	72,593	210,221	(485)	(109,403)	100,333		100,333
Geographical information on revenues
Revenue – Chilean entities	676,685	279,207	955,892	135	-	956,027		956,027
Revenue – Foreign entities	213,373	485,455	698,828	-	-	698,828		698,828
Total revenues from ordinary activities	890,058	764,662	1,654,720	135	-	1,654,855		1,654,855

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of March 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	284,051	48,591	332,642	119	1,891	334,652	-	334,652
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	75,870	75,870	-	75,870

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,715,757	2,964,938	16,680,695	55,208	1,483,836	18,219,739	(60,427)	18,159,312
Segment assets (excluding deferred tax assets)	13,715,757	2,964,938	16,680,695	55,208	1,410,427	18,146,330	(60,427)	18,085,903
Deferred tax assets					73,409	73,409		73,409

Investments accounted through equity method
Associates	41,352	-	41,352	-	35,430	76,782		76,782
Joint Ventures	-	211,345	211,345	-	118,484	329,829		329,829
Segment liabilities	1,323,157	417,149	1,740,306	34,968	7,660,323	9,435,597		9,435,597
Segment liabilities (excluding deferred tax liabilities)	1,323,157	417,149	1,740,306	34,968	6,190,811	7,966,085		7,966,085
Deferred tax liabilities					1,469,512	1,469,512		1,469,512

Geographical information on non-current assets
Chile	8,322,403	485,877	8,808,280	53,658	364,906	9,226,844	(7,016)	9,219,828
Foreign countries	3,301,679	1,226,377	4,528,056	-	136,810	4,664,866		4,664,866
Total non-current assets	11,624,082	1,712,254	13,336,336	53,658	501,716	13,891,710	(7,016)	13,884,694

109

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
Year ended as of March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	232,932	96,842	329,774	639	(59,843)	270,570
Cash flows (used in) investing activities	(353,751)	(46,735)	(400,486)	2,339	(660)	(398,807)
Cash flows from (used in) financing activities	(25,072)	(8,381)	(33,453)	(148)	9,349	(24,252)
Net increase (decrease) in cash and cash equivalents	(145,891)	41,726	(204,165)	2,830	(51,154)	(152,489)

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
Year ended as of March 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	432,419	94,565	526,984	(631)	(33,954)	492,399
Cash flows (used in) investing activities	(359,070)	(32,264)	(391,334)	1,287	11,023	(379,024)
Cash flows from (used in) financing activities	(61,416)	(1,328)	(62,744)	(76)	(1,754)	(64,574)
Net increase (decrease) in cash and cash equivalents	11,933	60,973	72,906	580	(24,685)	48,801

Information required by geographic area:

	Geographical area
2025	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	850,719	124,821	108,787	244,905	125,370	44,486	1,499,088
Revenues from rendering of services	23,092	-	-	-	9,281	-	32,373
Revenues as of March 31, 2025	873,811	124,821	108,787	244,905	134,651	44,486	1,531,461
Non-current Assets at 03-31-2025 other than deferred tax	9,231,075	674,080	1,557,564	654,130	1,768,669	247,772	14,133,290

	Geographical area
2024	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	932,531	114,582	143,677	264,383	118,760	46,799	1,620,732
Revenues from rendering of services	23,496	-	-	-	10,627	-	34,123
Revenues as of March 31, 2024	956,027	114,582	143,677	264,383	129,387	46,799	1,654,855
Non-current Assets at 12-31-2024 other than deferred tax	9,195,687	672,411	1,286,657	662,729	1,763,397	230,404	13,811,285

110

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	03-31-2025	12-31-2024
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	59,813	64,020
Prepayment to amortize (insurance and others)	65,830	36,800
Recoverable taxes (related to purchases)	151,005	146,774
Other current non-financial assets	13,660	13,498
Total	290,308	261,092

	03-31-2025	12-31-2024
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	80,968	56,499
Guarantee values	2,958	2,676
Recoverable taxes	12,952	6,486
Other non-current non-financial assets	19,517	19,375
Total	116,395	85,036

	03-31-2025	12-31-2024
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	114,404	114,359
ICMS, PIS-COFINS and other tax payables - Brazil	26,376	21,925
Other tax payable	33,957	23,093
Other Current non-financial liabilities	10,552	6,212
Total	185,289	165,589

(1)	In 2025, this mainly corresponds to the minimum dividend provision of the parent company (see Note 26).

	03-31-2025	12-31-2024
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	35,565	35,630
Other non-current non-financial liabilities	1,580	1,382
Total	37,145	37,012

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

111

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

In 2024, the amount of ThU.S.$ 59,351 was provisioned and was presented in the movement of the interim consolidated statements of changes in equity, corresponding to a dividend of 40% of profits for the 2024 period.

At the board meeting held on September 24, 2024, it was agreed to modify the dividend policy, establishing that, charged to the profits obtained in the years 2024, 2025 and 2026, an amount equivalent to 30% of the net profits of each year, eligible to be distributed as dividends, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net profit of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Due to the change in the dividend policy described above, as of December 31, 2024, a minimum dividend provision for year 2024 of ThU.S.$206,684 was recognized in Arauco's consolidated financial statements, representing 30% of the distributable net profit for year 2024. On December 10, 2024, Arauco paid ThU.S.$94,397 as an interim dividend on account of the total minimum dividend provision. As of December 31, 2024, the parent company's minimum dividend provision balance of ThU.S.$112,287 was recorded in Arauco's consolidated financial statements.

The following table details the adjustments made for the determination of distributable net profit as of March 31, 2025 and December 31, 2024:

	Distributable net profit
	03-31-2025 ThU.S.$	03-31-2024 ThU.S.$
Net profit attributable to owners of parent company	(26,450)	100,300
Adjustments:
Biological assets
Unrealized gains (losses)	(15,770)	(4,912)
Realized gains (losses)	42,181	69,714
Deferred income taxes	(9,620)	(16,724)
Biological assets (net)	16,791	48,078
Distributable net profit	(9,659)	148,378
30% in 2025 (40% in 2024)	-	59,351

Since the determination of distributable net profit as of March 31, 2025, resulted in a loss, no provision was made as of that date for the 2025 period.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January – March
	2025	2024
	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	(26,450)	100,300
Weighted average of number of shares	121,422,850	120,474,350
Basic and diluted earnings (loss) per share (in U.S.$ per share)	(0,2178338)	0,8325424

112

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. EVENTS AFTER THE END OF THE REPORTING PERIOD

1) Celulosa Arauco y Constitución S.A. has finalized the pricing and terms of a series of bonds designated as “sustainable” (i.e. related to environmental and social projects), which will be issued in the United States of America on May 5th, 2025, and will mature in seven-years (the “Bonds”).

The total issuance amounts to US$500,000,000 (five hundred million United States dollars), bearing an interest rate of 6.18% per annum. The principal will be paid at maturity, while interest payments will be made on a semi-annual basis.

The net proceeds resulting from the issuance will be used for general corporate purposes of the Company, which may include the partial financing of the pulp mill construction project to be developed in the state of Mato Grosso do Sul, Brazil - known as the Sucuriú Project- and/or the refinancing of Arauco’s existing debt.

In addition, Arauco will allocate an amount equal to the net proceeds from such issuance and offering to finance and/or refinance, in whole or in part, one or more eligible green and social projects of the Company or any of its subsidiaries and/or affiliates (the “Eligible Projects”), selected in accordance with Arauco’s Sustainable Financing Framework, which ispublicly available on the Company’s website.

The Eligible Projects may include (i) projects with disbursements made within the 24 months prior to the issuance date of the Bonds; and (ii) projects with disbursements to be made after such issuance date, up to and including the maturity date of the Bonds.

In accordance with the provisions of Circular Letter (Circular) No. 1072 dated May 14, 1992, issued by the Superintendency of Securities and Insurance (now the Commission for the Financial Market) please find attached the “Material Fact Form Placement of Bonds Abroad”.

Copies of the contracts governing the placement, along with the applicable laws and regulations of the United States of America, will be provided as soon as they become available.

Arauco anticipates that this transaction may have a positive impact on the Company’s future financial results; however, it is not currently possible to quantify these effects.

2) The authorization for the issuance and publication of these interim consolidated financial statements for the three-months period ended March 31, 2025, was approved by the Board of Directors of Arauco at the Extraordinary Meeting No, 735 held on May 6, 2025.

Subsequent to March 31, 2025, and as of the date of issuance of these interim consolidated financial statements, there have been no additional events, that could materially affect the presentation of these interim consolidated financial statements.

113

EXHIBITS

Exhibit	Description
99.1	Material Fact of Celulosa Arauco y Constitución S.A. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: May 23, 2025	By:	/s/ Cristián Infante Bilbao
	Name:	Cristián Infante Bilbao
	Title:	Chief Executive Officer